UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2009.

Commission File Number: 000-51847

HIMAX TECHNOLOGIES, INC.
(Translation of registrant's name into English)

No. 26, Zih Lian Road, Tree Valley Park
Sinshih Township, Tainan County 74148
Taiwan, Republic of China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [    ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [    ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [    ]      No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Himax Technologies, Inc.

INDEX TO EXHIBITS

Exhibit

99.1	Himax Technologies, Inc. Notice of Annual General Meeting of Members

99.2	Himax Technologies, Inc. Proxy Statement

99.3	Second Amended and Restated Memorandum of Association of Himax Technologies, Inc.

99.4	Second Amended and Restated Articles of Association of Himax Technologies, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HIMAX TECHNOLOGIES, INC.

	By:	/s/ Max Chan
Max Chan Chief Financial Officer
Date: July 13, 2009

Exhibit 99.1

HIMAX TECHNOLOGIES, INC.

NOTICE OF ANNUAL GENERAL MEETING OF MEMBERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Members (the “Meeting”) of Himax Technologies, Inc., a Cayman Islands company (the “Company”), will be held at 10:30 a.m., local time, on Aug 6, 2009, at the Tree Valley Park Service Center, Room B02, (No. 8, Jhong Sin Rd. Road, Tree Valley Park, Sinshih Township, Tainan County, Taiwan) for the following purposes:

1.         To adopt the 2008 audited accounts and financial reports

2.         To re-elect Dr. Chun-Yen Chang as a director and elect  Dr. Yan-Kuin Su and Mr. Chih-Chung Tsai as new directors of the Company

3.	To consider and if thought fit, passing with or without modifications, the following resolution as a special resolution of the Company:-

“(a)
the authorised share capital of the Company be and is hereby increased from US$50,000 divided into 500,000,000 shares of a nominal or par value of US$0.0001 each (the “Shares”) to US$300,000,000 divided into 3,000,000,000,000 Shares by the creation of an additional 2,999,500,000,000 Shares (the “Increase of Authorised Share Capital”);

(b)
as recommended by the board of directors of the Company (the “Directors”), the Bonus Issue (as defined below) be and is hereby approved and subject to the Increase of Authorised Share Capital,  the Directors be and are hereby authorised to apply and capitalize such amount standing to the credit of the share premium account of the Company as may be required in paying up in full at par such number of new bonus Shares in the share capital of the Company (“Bonus Shares”) to be allotted, issued and distributed, credited as fully paid, to the members of the Company whose names appear on the register of members of the Company as of [7 August 2009] (the “Record Date”), on the basis of 5,999 Bonus Shares for every existing Share then held by them respectively (“Bonus Issue”), such Bonus Shares to be issued pursuant to this resolution shall, subject to the memorandum of association and articles of association of the Company, rank pari passu in all respects with the existing issued Shares in the share capital of the Company, except that they will not be eligible for the Bonus Issue mentioned in this resolution;

(c)
immediately following completion of the Bonus Issue, every three thousand issued and unissued Shares be consolidated (the “Share Consolidation”) into one consolidated share of a nominal or par value of US$0.3 each (the “Consolidated Shares”) and forthwith upon the Share Consolidation, the authorised share capital shall become US$300,000,000 divided into 1,000,000,000 shares of a nominal or par value of US$0.3 each;

(d)
conditional upon completion of the Increase of Authorised Share Capital, the Bonus Issue and Share Consolidation, the amended and restated second memorandum of association and articles of association (a copy of which is tabled at the general meeting and marked “A” and “B” respectively and initialed by the chairman of the meeting for identification purpose) be and is hereby approved and adopted with effect from 10 August 2009 or if later, the earliest date on which the Bonus Issue and Share Consolidation are completed; and
(e)
any Director be and is hereby authorised to sign and execute such documents and do all such acts and things incidental to any of the foregoing or as he/she considers necessary, desirable or expedient in connection with the implementation of or giving effect to any of the foregoing (including without limitation, to determine the final amount to be capitalized out of the share premium account of the Company and the final number of Bonus Shares to be allotted, issued and distributed) and the transactions contemplated thereunder.”

4.         To waive and dis-apply any and all preemptive rights of offerings re cash capital increase for dual listing on Taiwan Stock Exchange

5.	To consider and if thought fit, passing with or without modifications, the following resolution as a special resolution of the Company:-

“Subject to and conditional upon the Second Amended M&A (as defined in the special resolution described in item 3 above herein) being in effect and the application by the Company   to list the shares of the Company on the Taiwan Stock Exchange as referred to in resolution no. 4 above being rejected or aborted, the amended and restated third memorandum of association and articles of association (the “Third Amended M&A”, a copy of which is tabled at the general meeting and marked “C” and “D” respectively and initialed by the chairman of the meeting for identification purpose, which is identical to the memorandum and articles of association of the Company in effect prior to the adoption of the Second Amended M&A except that the authorised share capital of the Company is stated to be US$300,000,000 divided into 1,000,000,000 shares of nominal value or par value of US$0.3 each and the nominal or par value of the shares of the Company referred to in the Third Amended M&A is US$0.3 each) be and is hereby approved and adopted with effect from the date of a certificate signed by a director of the Company certifying that the Board of Directors has resolved that the Company shall abort the application to list the shares of the Company on the Taiwan Stock Exchange and/or such application has been rejected by the relevant authority.”

6.        To transact any other business properly brought before the Meeting

Members whose names appear on the register of members of the Company as at close of business on June 25, 2009  are entitled to vote at the Meeting or any adjournment thereof. A member entitled to attend and vote is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company.

Pursuant to the Company’s Amended and Restated Articles of Association, on a poll, every member present in person or by proxy shall be entitled to one vote in respect of each ordinary share held by him on the Record Date.

Please note that the Company’s 2008 annual report has been published on the Company’s website and hard copies of the annual reports of the Company are also available for

2

shareholders upon request. Should you want to obtain a copy of our annual report, you can (1) view the annual report at the Company’s website at http://www.himax.com.tw/en/investor/ir-Financial-Information.asp; (2) notify the Company of your email address if you request for a soft copy; (3) notify the Company of your mailing address if you request for a hard copy. Below please find the Company’s IR contact information:

Email: jessie_wang@himax.com.tw    or
Address: Investor Relations, Himax Technologies, Inc.
10F, No. 1, XiangYang Road, Taipei 10046, Taiwan

Please note that the register of members of the Company will be closed from 3 August 2009 (inclusive) for registration of the transfer of shares of the Company and any conversion of the American Depositary Receipts of the Company into shares of the Company.  The register of members of the Company will re-open on 10 August 2009 after the register of members of the Company have been updated to give effect to the matters contemplated under item 3 of this notice and in any event by no later than the time of commencement of trading of American Depositary Receipts of the Company on the Nasdaq on 10 August 2009.

By Order of the Board of Directors

Jordan Wu
Director, CEO and President
July 10, 2009

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Exhibit 99.2
PROXY STATEMENT

This Proxy Statement is being furnished pursuant to the Proxy Form for the Annual General Meeting (“AGM”) of Himax Technologies, Inc. (“Himax” or the “Company”) to be held on Aug 6, 2009 at 10:30 a.m. (Taiwan time).

I.             SHAREHOLDER ADOPTION OF THE COMPANY’S 2008 AUDITED ACCOUNTS AND FINANCIAL REPORT

The Company seeks shareholder adoption of the Company’s 2008 audited accounts (the “Audited Accounts”), which have been prepared under United States Generally Accepted Accounting Principles, in respect of the financial year ended December 31, 2008. Along with the Audited Accounts, the Company seeks shareholder adoption of the report of the auditors in respect of the same financial period (the “Reports of the Auditors”). A copy of each of the Company’s Audited Accounts and the Reports of the Auditors is included in the 2008 Himax Annual Report which is available on the Company’s website (http://www.himax.com.tw/en/investor/ir-Financial-Information.asp).

Adoption of this proposal requires the affirmative vote of a majority of the votes cast at the AGM by the shareholders entitled to vote thereon.

The Board of Directors of the Company (the “Board of Directors”) recommends a vote FOR this proposal.

II.           RETIREMENT AND RE-ELECTION OF DR. CHUN-YEN CHANG AS A DIRECTOR, AND NEW　ELECTION OF DR. YAN-KUIN SU AND MR. CHIH-CHUNG TSAI AS DIRECTORS

Dr. Chun-Yen Chang will properly retire from his directorship position at Himax to be eligible for re-election pursuant to the Articles of Association of Himax, and he has offered himself for re-election as a Director of Himax.  A retiring Director shall be eligible for re-election.

Dr. Chun-Yen Chang is our director. Prior to our reorganization in October 2005, he served as a supervisor of Himax Taiwan since December 2003. He was president of the National Chiao Tung University, or NCTU, of Taiwan from 1998 to 2006. Prior to that, he served as the director of the Microelectronics and Information Systems Research Center of NCTU from 1996 to 1998 and as the dean of both the College of Electrical Engineering and Computer Science of NCTU and the College of Engineering of NCTU from 1990 to 1994. Dr. Chang has been active in the semiconductor industry for over 40 years. He is a fellow of the Institute of Electrical and Electronics Engineers, Inc., or IEEE, a foreign associate of the National Academy of Engineering of the United States and a fellow of Academia Sinica of Taiwan. Dr. Chang holds a B.S. degree in electrical engineering from National Cheng Kung University and an M.S. degree and a Ph.D. degree in electrical engineering from NCTU.

In order to meet the to meet the Taiwan Stock Exchange’s listing requirement that Audit Committee must be formed by more than three Independent Directors, where there are only two Independent Directors in the Board the Company, and also to strengthen the composition of the Board of the Company, the Board has approved to nominate Dr. Yan-Kuin Su and Mr. Chih-Chung Tsai as new Directors of Himax.

Dr. Yan-Kuin Su is the president of Kun Shan University now and also a professor of Department of Electrical Engineering, National Cheng Kung University since 1983. Dr. Su is devoted to the filed of research in semiconductor engineering and devices, opto-electronic devices, and m icrowave device and integrated circuits.  He is also a fellow of the Institute of Electrical and Electronics Engineers, Inc., or IEEE.  Dr. Su holds a B.S. degree and an M.S. degree and a Ph.D. degree in Electrical Engineering of National Cheng Kung University.

Mr. Chih-Chung Tsai is our chief technology officer and senior vice president. Mr. Tsai is also a director and chief technology officer of Himax Taiwan, a director of Himax Display and a supervisor of Amazion. Prior to joining Himax Taiwan, Mr. Tsai served as vice president of IC Design of Utron Technology from 1998 to 2001, director of the IC Division of Sunplus Technology from 1994 to 1998, director of the IC Design Division of Silicon Integrated Systems Corp. from 1987 to 1993 and project leader at ERSO/ITRI from 1981 to 1987. Mr. Tsai holds a B.S. degreeand an M.S. degree in electrical engineering from National Chiao Tung University.

The affirmative vote of a majority of the votes cast at the AGM by the shareholders entitled to vote thereon is required for the re-election of Dr. Chun-Yen Chang as a director of Himax and new election of Dr. Yan-Kuin Su and Mr. Chih-Chung Tsai as new Directors of Himax.

The Board of Directors recommends a vote FOR this proposal.

III.          INCREASE OF AUTHORISED SHARE CAPITAL, BONUS ISSUE, SHARE CONSOLIDATION AND AMENDMENTS TO MEMORANDUM AND ARTICLES OF ASSOCIATION OF THE COMPANY

In order to meet the Taiwan Stock Exchange’s listing requirement that the par value of shares be NT$10 or US$0.3 per share and to increase the number of outstanding ordinary shares to be listed on the Taiwan Stock Exchange, the Board has approved the proposal to distribute 5,999 bonus shares for each ordinary share held by Members of record as of August 7, 2009 from the share premium account (the “Bonus Issue”).

To enable the Company to carry out the Bonus Issue, the Board has approved the proposal to increase the authorised share capital of the Company from US$50,000 divided into 500,000,000 shares of par value US$0.0001 each to US$300,000,000 divided into 3,000,000,000,000 shares of par value US$0.0001 each (the “Increase of Authorised Share Capital”) which shall take effect before the Bonus Issue.    Following the Increase of Authorised Share Capital and the Bonus Issue, the Board has approved the proposal to consolidate every three thousand issued and unissued shares of par value US$0.0001 each  of the Company into one share of US$0.3 par value each (the “Share Consolidation”).

In order to meet the Taiwan Stock Exchange’s listing requirement concerning protection of material shareholders rights under ROC’s Company Act and Securities Exchange Act, the Board has approved the adoption of the second amended and restated memorandum and articles of association of the Company in the form attached hereto (the “Second Amended M&A”) with all of the amendments highlighted for reference (the “Adoption”).

The Increase of Authorised Share Capital, the Bonus Issue, the Share Consolidation and the Adoption (collectively, the “Reorganisation”) are all subject to approval by the Members by way of a special resolution and at the general meeting, a single special resolution will be proposed to approve the Reorganisation.

* Subject to Members’ approval of this proposal, the Company will amend the ratio between its American depositary shares (“ADSs”) and ordinary shares from one to one (i.e., each ADS representing one ordinary share) to one to two (i.e., each ADS representing two ordinary shares).  Such change in ADS ratio is intended to adjust for the dilution due to the bonus shares distribution and the shares consolidation so that each ADS may represent an identical share in the ordinary shares capital of the Company before and after the changes under this proposal.  As a result of the proposed ratio change, the number of ADSs held will remain the same, and no action will be required by ADS holders.

2

The Board of Directors recommends a vote FOR this proposal.

IV.          TO WAIVE AND DIS-APPLY ANY AND ALL PREEMPTIVE RIGHTS OF OFFERINGS RE CASH CAPITAL INCREASE FOR DUAL LISTING ON THE TAIWAN STOCK EXCHANGE

In order to fulfill the need for the Company’s development of operation and also to meet the Taiwan Stock Exchange’s listing requirement, the Board has approved the proposal to do cash capital increase by issuing new shares at certain proper time as the source be made available for public subscription prior to dual listing on the Taiwan Stock Exchange (“Taiwan Listing Offering”).  The rights of Taiwan Listing Offering are all as same as the remaining ordinary shares, and will be issued in dematerialization.

It is proposed to Members to approve by way of ordinary resolution: (i) to waive and dis-apply any and all pre-emptive rights of all Members re Taiwan Listing Offering under this proposal and under Article 8 of the Second Amended M&A (subject to it becoming effective) complying with article 28-1 of the ROC Security Exchange Law, and to be made available for public subscription prior to dual listing on the Taiwan Stock Exchange; (ii) to authorize the Board to make the issuance price of the of Taiwan Listing Offering with the underwriter prior to public subscription according to the market status and the way of underwriting; (iii) to authorize the Board to decide the numbers of shares, issuance price, issuance terms and conditions, cash capital raising amount, usage plan and items for cash capital raised, expected schedule, expected benefit results, record date of cash capital increase, payment terms of Taiwan Listing Offering, and to deal with all other relative matter re Taiwan Listing Offering; (iv) and proceed the matters as instructed by the governing authorities or to adopt the necessary changes due to other circumstances required for Taiwan Listing Offering and the proposal.

The Board of Directors recommends a vote FOR this proposal.

V.            TO RE-INSTATE THE EXISTING AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION OF THE COMPANY WHERE THE COMPANY ABORTS THE APPLICATION TO LIST ITS SHARES ON THE TAIWAN STOCK EXCHANGE

As described under section III above, the Board has approved the proposal to adopt the Second Amended M&A, subject to approval by the Members, for the purpose of the listing of shares of the Company on the Taiwan Stock Exchange.  However, if for any reason that the Board determines not to proceed with the listing application or the listing application is rejected by the Taiwan Stock Exchange, the Board proposes to re-instate the memorandum and articles of association of the Company to its existing form. The Board has approved the adoption of the third amended and restated memorandum and articles of association of the Company in the form attached hereto (the “Third Amended M&A”), subject to approval by the Members by way of a special resolution and only upon the conditions that the Second Amended M&A is then in effect and the application to list the shares of the Company on the Taiwan Stock Exchange has been aborted or rejected.    The Third Amended M&A is identical to the memorandum and articles of association of the Company in effect prior to the adoption of the Second Amended M&A except that:-

(a)
the authorised share capital of the Company is stated to be US$300,000,000 divided into 1,000,000,000 shares of nominal value or par value of US$0.3 each, reflecting the Increase of Authorised Share Capital and Share Consolidation as referred to in section III above that would have been implemented by then; and

3

(b)	the nominal or par value of the shares of the Company referred to in the Third Amended M&A is US$0.3 each, reflecting the Share Consolidation that would have been implemented by then.

This proposal requires the approval of Members by way of a special resolution.

 The Board of Directors recommends a vote FOR this proposal.

OTHER MATTERS

As of the date of this Proxy Statement, Himax does not intend to present and has not been informed that any other person intends to present any business not specified in this Proxy Statement for action at the meeting.

Shareholders are urged to sign the enclosed proxy form and to return it promptly and in any event, not less than forty-eight (48) hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote or in the case of a poll taken subsequently to the date of a meeting or adjourned meeting, not less than twenty-four (24) hours before the time appointed for the taking of the poll and in default, the instrument of proxy shall not be treated as valid.  Proxies will be voted in accordance with shareholders’ directions. Signing the proxy form does not affect a shareholder’s right to vote in person at the meeting, and the proxy may be revoked prior to its exercise by appropriate notice to the undersigned. If no directions are given, proxies will be voted for the (1) adoption of Himax’s 2008 Audited Accounts and Financial Reports, (2) re-election of Dr. Chun-Yen Chang as a Director and new election of Dr. Yan-Kuin Su and Mr. Chih-Chung Tsai as new Directors of Himax, (3)  approval of  the Reorganisation  (4) wavier of any and all pre-emptive rights of offerings re cash capital increase for dual listing on Taiwan Stock Exchange; and (5) re-instatement of  the existing memorandum and articles of association of the Company except for certain changes in the event that the Company does not or cannot proceed with its application to list its shares on the Taiwan Stock Exchange.

Himax Technologies, Inc.

By:
	Name:	Jordan Wu
	Title:	Director

4

Exhibit 99.3

A

THE COMPANIES LAW
EXEMPTED COMPANY LIMITED BY SHARES

SECOND AMENDED AND RESTATED
MEMORANDUM OF ASSOCIATION OF

Himax Technologies, Inc.

(Adopted by way of a special resolution passed on [August 7, 2009] and effective on [August 10, 2009][subject to completion of bonus issue and share consolidation])~~special resolution of the sole shareholder~~
~~of the Company dated 26 September, 2005~~)

1.	The name of the Company is Himax Technologies, Inc..

2.
The Registered Office of the Company shall be at the offices of Codan Trust Company (Cayman) Limited, Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681 GT, George Town, Grand Cayman, British West Indies.

3.	Subject to the following provisions of this Memorandum, the objects for which the Company is established are unrestricted.

4.
Subject to the following provisions of this Memorandum, the Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit, as provided by Section 27(2) of The Companies Law.

5.	Nothing in this Memorandum shall permit the Company to carry on a business for which a licence is required under the laws of the Cayman Islands unless duly licensed.

6.
The Company shall not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; provided that nothing in this clause shall be construed as to prevent the Company effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

7.	The liability of each member is limited to the amount from time to time unpaid on such member's shares.

8.	The share capital of the Company is US$300,000,000~~50,000~~ divided into 1,000,000,000~~500,000,000~~ shares of a nominal or par value of US$0.3~~0001~~ each.

9.	The Company may exercise the power contained in the Companies Law to deregister in the Cayman Islands and be registered by way of continuation in another jurisdiction.

Exhibit 99.4

B

The Companies Law (Revised)
Company Limited by Shares

THE SECOND AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

Himax Technologies, Inc.
(Adopted by way of a special resolution passed on ~~October 25, 2005~~[August 6, 2009] and effective on [August 10, 2009][Note: subject to completion date of bonus issue and share consolidation])

B
I N D E X

SUBJECT	Article No.

Table A	1
Interpretation	2
Share Capital	3
Alteration Of Capital	4-7
~~Share~~Pre-Emptive Rights ~~8-~~ of Existing Members	8-9
Share Rights	10-11
Variation Of Rights	~~10-11~~12-13
Shares	~~12-15~~14-17
Share Certificates	~~16-21~~18-24
Lien	~~22-24~~25-27
Calls On Shares	~~25-33~~28-36
Forfeiture Of Shares	~~34-42~~37-45
Public Offering	46
Register Of Members	~~43-44~~47-48
Record Dates	~~45~~49
Transfer Of Shares	~~46-51~~50-55
Transmission Of Shares	~~52-54~~56-58
Untraceable Members	~~55~~59
General Meetings	~~56-58~~60-63
Notice Of General Meetings	~~59-60~~64
Appraisal Right of Dissenting Members	65-66
Proceedings At General Meetings	~~61-65~~67-72
Voting	~~66-77~~73-88
Proxies	~~78-83~~89-96
Corporations Acting By Representatives	~~84~~97
No Action By Written Resolutions Of Members	~~85~~98
Annulment of Resolutions	99
Board Of Directors	~~86~~100
Retirement of Directors	~~87-88~~101-102
Disqualification Of Directors	~~89~~103-104
Executive Directors	~~90-91~~105-106
Alternate Directors	~~92-95~~107-110
Directors’ Fees And Expenses	~~96-99~~111-113
Directors’ Interests	~~100-103~~114-117
General Powers Of The Directors	~~104-109~~118-124
Borrowing Powers	~~110-113~~125-128
Proceedings Of The Directors	~~114-123~~129-138
Managers	~~124~~139-~~126~~141
Officers	~~127-130~~142-145
Register of Directors and Officers	~~131~~146
Minutes	~~132~~147-148
Seal	~~133~~149
Authentication Of Documents	~~134~~150
Destruction Of Documents	~~135~~151
Dividends And Other Payments	~~136-145~~152-161

B
Reserves	~~146~~162
Capitalisation	~~147-148~~163-164
Subscription Rights Reserve	~~149~~165
Accounting Records	~~150-154~~166-170
Audit Committee	 ~~155-160~~171-175
Notices	~~161-163~~176-178
Signatures	~~164~~179
Winding Up	~~165-166~~180-181
Indemnity	~~167~~182
Amendment To Memorandum and Articles of Association And Name of Company	~~168~~183
Information	~~169~~184

B

                                              INTERPRETATION                                                   TABLE A

1.                      The regulations in Table A in the Schedule to the Companies Law (Revised) do not apply to the Company.

INTERPRETATION

2.           (1)           In these Articles, unless the context otherwise requires, the words standing in the first column of the following table shall bear the meaning set opposite them respectively in the second column.

WORD	MEANING

2005 Long-Term Incentive Plan”	the employees long term incentive plan adopted by a resolution of the Members at the extraordinary general meeting held on 25 October , 2005, as amended from time to time.

“Applicable Law”	the laws of ROC, the rules of the Designated Stock Exchange, the Statute or such other rules or legislation applicable to the Company.

"Audit Committee"	the audit committee of the Company formed by the Board pursuant to Article ~~120(1)~~171 hereof, or any successor audit committee.

~~“Auditor”~~	~~the independent auditor of the Company which shall be an internationally recognized firm of independent accountants.~~

“Articles”	these Articles in their present form or as supplemented or amended or substituted from time to time.

“Board” or “Directors”	the board of directors of the Company or the directors present at a meeting of directors of the Company at which a quorum is present.

“capital”	the share capital from time to time of the Company.

“clear days”	in relation to the period of a notice, that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect.

“clearing house”	a clearing house or a depositary recognised by the laws of the jurisdiction in which the shares of the Company (or depositary receipts therefor) are listed or quoted on a

B
stock exchange or interdealer quotation system in such jurisdiction.

“Company”	Himax Technologies, Inc.

“competent regulatory authority”
a competent regulatory authority in the  territory where the shares of the Company (or depositary receipts therefor) are listed or quoted on a stock exchange or interdealer quotation system in such territory.

“debenture” and “debenture holder”	include debenture stock and debenture stockholder respectively.

~~“Designated Stock Exchange”~~	~~the National Market of The Nasdaq Stock Market, Inc.~~

“Designated Stock Exchange”	the National Market of The Nasdaq Stock Market, Inc. and / or the Taiwan Stock Exchange (as applicable).

“dollars” and “$”	dollars, the legal currency of the United States of America.

“Exchange Act”	the Securities Exchange Act of ~~1934,~~1934 of the United States of America, as amended.

“Family Relationship within Second Degree of Kinship”
in respect of a person, means another person who is related to the first person either by blood or by marriage of a member of the family and within the second degree to include the parents, siblings, grandparents, children and grandchildren of the person as well as spouse’s parents, siblings and grandparents.

“head office”	such office of the Company as the Directors may from time to time determine to be the principal office of the Company.

“Independent Directors”	as defined in NASD Rules or in Rule 10A-3 under the Exchange Act or in the Company Law of the ROC.

“Joint Operation Contract”
a contract between the Company and one or more person(s) or entit(ies) where the parties to the contract agree to pursue the same business venture and jointly bear losses and enjoy profits arising out of such business venture in accordance with the terms of such contract.

“Law”	The Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands.

B
“Lease Contract”
a contract or arrangement between the Company and any other person(s) pursuant to which such person(s) lease or rent from the Company the necessary means and assets to operate a material or substantial part of the  business of the Company in the name of such person and for the benefits of such person, and as consideration, the Company receives a pre-agreed compensation from such person.

“Management Contract”
a contract or arrangement between the Company and any other person(s) pursuant to which such person(s) manage and operate the business of the Company in the name of the Company and for the benefits of the Company, and as consideration, such person(s) receive a pre-agreed compensation while the Company continues to be entitled to the profits (or losses) of such business.

“Member”	a duly registered holder from time to time of the shares in the capital of the Company.

“month”	a calendar month.

“NASD”	National Association of Securities Dealers.

“NASD Rules”	the rules set forth in the NASD Manual.

“Notice”	written notice unless otherwise specifically stated and as further defined in these Articles.

“Office”	the registered office of the Company for the time being.

“ordinary resolution”	a resolution shall be an ordinary resolution when it has been passed by a ~~simple~~ majority of more than one-half of the votes cast by such Members as, being entitled so to do, vote in person or, in the case of any Member being a corporation, by its duly authorised representative or, where proxies are allowed, by proxy at a general meeting of which the quorum is present and not less than ten (10) clear days’ Notice has been duly given;

“paid up”	paid up or credited as paid up.

“Register”
the principal register and where applicable, any branch register of Members of the Company to be maintained at such place within or outside the Cayman Islands as the Board shall determine from time to time.

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“Registration Office”
in respect of any class of share capital such place as the Board may from time to time determine to keep a branch register of Members in respect of that class of share capital and where (except in cases where the Board otherwise directs) the transfers or other documents of  title for such class of share capital are to be lodged for registration and are to be registered.

“ROC”	the Republic of China.

“SEC”	the United States Securities and Exchange Commission.

“Seal”	common seal or any one or more duplicate seals of the Company (including a securities seal) for use in the Cayman Islands or in any place outside the Cayman Islands.

“Secretary”	any person, firm or corporation appointed by the Board to perform any of the duties of secretary of the Company and includes any assistant, deputy, temporary or acting secretary.

“special resolution”
a resolution shall be a special resolution when it has been passed by a majority of not less than two-thirds of the votes cast by such Members as, being entitled so to do, vote in person or, in the case of such Members as are corporations, by their respective duly authorised representative or, where proxies are allowed, by proxy at a general meeting of which the quorum is present, and not less than ten (10) clear days’ Notice, specifying (without prejudice to the power contained in these Articles to amend the same) the intention to propose the resolution as a special resolution, has been duly given.  Provided that, except in the case of an annual general meeting, if it is so agreed by a majority in number of the Members having the right to attend and vote at any such meeting, being a majority together holding not less than ninety-five (95) per cent. in nominal value of the shares giving that right and in the case of an annual general meeting, if it is so agreed by all Members entitled to attend and vote thereat, a resolution may be proposed and passed as a special resolution at a meeting of which less than ten (10) clear days’ Notice has been given;

a special resolution shall be effective for any purpose for which an ordinary resolution is expressed to be required under any provision of these Articles or the Statutes.

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“Statutes”	the Law and every other law of the Legislature of the Cayman Islands for the time being in force applying to or affecting the Company, its Memorandum of Association and/or these Articles.

“year”	a calendar year.

(2)           In these Articles, unless there be something within the subject or context inconsistent with such construction:

(a)	words importing the singular include the plural and vice versa;

(b)	words importing a gender include both gender and the neuter;

(c)	words importing persons include companies, associations and bodies of persons whether corporate or not;

(d)           the words:

(i)	“may” shall be construed as permissive;

(ii)	“shall” or “will” shall be construed as imperative;

(e)
expressions referring to writing shall, unless the contrary intention appears, be construed as including printing, lithography, photography and other modes of representing words or figures in a visible form, and including where the representation takes the form of electronic display, provided that both the mode of service of the relevant document or notice and the Member’s election comply with all applicable Statutes, rules and regulations;

(f)	references to any law, ordinance, statute or statutory provision shall be interpreted as relating to any statutory modification or re-enactment thereof for the time being in force;

(g)	save as aforesaid words and expressions defined in the Statutes shall bear the same meanings in these Articles if not inconsistent with the subject in the context;

(h)
references to a document being executed include references to it being executed under hand or under seal or by electronic signature or by any other method and references to a notice or document include a notice or document recorded or stored in any digital, electronic, electrical, magnetic or other retrievable form or medium and information in visible form whether having physical substance or not.

(i)	Section 8 of the Electronics Transactions Law (2003) of the Cayman Islands, as amended from time to time, shall not apply to these Articles to the extent it

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imposes obligations or requirements in addition to those set out in these Articles.

SHARE CAPITAL

3.             (1)           The share capital of the Company at the date on which these Articles come into effect shall be divided into shares of a par value of $~~0.0001~~0.3 each.

(2)           Subject to the Law, the Company’s Memorandum and Articles of Association and, where applicable, the rules of the Designated Stock Exchange and/or any competent regulatory authority, any power of the Company to purchase or otherwise acquire its own shares, including a purchase of shares under Articles 65 and 66, shall be exercisable by the Board in such manner, upon such terms and subject to such conditions as it thinks fit and any determination by the Board of the manner of purchase shall be deemed authorised by these Articles for purposes of the Law.  The Company is hereby authorised to make payments in respect of the purchase of its shares out of capital or out of any other account or fund which can be authorised for this purpose in accordance with the Law.  All issued shares purchased or acquired by the Company shall be cancelled.

(3)           No share shall be issued to bearer.

ALTERATION OF CAPITAL

4.                            The Company may from time to time by ~~ordinary~~special resolution in accordance with the Law alter the conditions of its Memorandum of Association to:

(a)	increase its capital by such sum, to be divided into shares of such amounts, as the resolution shall prescribe;

(b)	consolidate and divide all or any of its capital into shares of larger amount than its existing shares;

(c)
without prejudice to the powers of the Board under Article ~~12,~~14, divide its shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares attach thereto respectively any preferential, deferred, qualified or special rights, privileges, conditions or such restrictions which in the absence of any such determination by the Company in general meeting, as the Directors may determine provided always that, for the avoidance of doubt, where a class of shares has been authorized by the Company no resolution of the Company in general meeting is required for the issuance of shares of that class and the Directors may issue shares of that class and determine such rights, privileges, conditions or restrictions attaching thereto as aforesaid, and further provided that where the Company issues shares which do not carry voting rights, the words “non-voting” shall appear in the designation of such shares and where the equity capital includes shares with different voting rights, the designation of each class of shares, other than those

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with the most favourable voting rights, must include the words “restricted voting” or “limited voting”;

(d)
sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the Memorandum of Association (subject, nevertheless, to the Law), and may by such resolution determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares may have any such preferred, deferred or other rights or be subject to any such restrictions as compared with the other or others as the Company has power to attach to unissued or new shares;

(e)
cancel any shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person, and diminish the amount of its capital by the amount of the shares so cancelled or, in the case of shares, without par value, diminish the number of shares into which its capital is divided.

5.                            The Board may settle as it considers expedient any difficulty which arises in relation to any consolidation and division under the last preceding Article and in particular but without prejudice to the generality of the foregoing may issue certificates in respect of fractions of shares or arrange for the sale of the shares representing fractions and the distribution of the net proceeds of sale (after deduction of the expenses of such sale) in due proportion amongst the Members who would have been entitled to the fractions, and for this purpose the Board may authorise some person to transfer the shares representing fractions to their purchaser or resolve that such net proceeds be paid to the Company for the Company’s benefit.  Such purchaser will not be bound to see to the application of the purchase money nor will his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

6.                           The Company may from time to time by special resolution, subject to any confirmation or consent required by the Law, reduce its share capital or any capital redemption reserve or other undistributable reserve in any manner permitted by law.

7.                            Except so far as otherwise provided by the conditions of issue, or by these Articles, any capital raised by the creation of new shares shall be treated as if it formed part of the original capital of the Company, and such shares shall be subject to the provisions contained in these Articles with reference to the payment of calls and instalments, transfer and transmission, forfeiture, lien, cancellation, surrender, voting and otherwise.

PRE-EMPTIVE RIGHTS OF EXISTING MEMBERS

8.                            The Company shall, when conducting any share offerings other than issuance of shares resulting from or in connection with any merger, consolidation, amalgamation, asset acquisition, group reorganisation, share swap, share subdivision, exercise of share options, warrants or awards granted to employees, conversion of convertible securities or debt instruments, grant to the Members pre-emptive rights to subscribe for new shares of the Company in proportion respectively to their then shareholdings and advise the Members, by public announcement in such manner as may be permitted by Applicable Law and give notice to the Members, of their pre-emptive rights, unless a general meeting has adopted an ordinary

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resolution to vary or disapply the application of this Article.  The Board shall have the discretion to determine if those Members with registered addresses outside the ROC should be entitled to such pre-emptive rights or participate in such share offerings.  The Company shall include in its notice to the Members an explanation relating to the share offering and the procedures as to how their pre-emptive rights may be exercised, and shall specify the terms and conditions (as determined by the Board in its absolute discretion) in accordance with which the Members may exercise their pre-emptive rights.  A Member is deemed to have waived its pre-emptive right if such Member fails to exercise its pre-emptive rights in accordance with the terms and conditions set out in the notice of the Company. Where an exercise of the pre-emptive rights may result in fractional entitlement, the fractional entitlements of two or more Members  may be combined to jointly subscribe for one or more whole new shares or for subscription of whole new shares in the name of a single Member, subject to compliance with such directions and terms and conditions as determined by the Board.  Any share not taken up in the share offering may be offered by the Company to the public or for subscription by designated person(s).

9.                            When the Company conducts a share offering other than issuance of shares resulting from or in connection with any merger, consolidation, amalgamation, asset acquisition, group reorganisation, share swap, share subdivision, exercise of share options, warrants or awards granted to employees, conversion of convertible securities or debt instruments within the ROC in accordance with the ROC Securities Exchange Act and the ROC Regulations Governing the Offering and Issuance of Securities by Foreign Securities Issuers, unless the ROC competent authority deems the public offering of the new shares unnecessary or inappropriate, ten percent (10%) or such greater percentage resolved by the Members at a general meeting (if any) of the total number of new shares to be issued shall be made available for public subscription within the ROC in accordance with the applicable ROC laws.

SHARE RIGHTS

~~8.~~10.                       Subject to the provisions of the Law, the rules of the Designated Stock Exchange and the Memorandum and Articles of Association and to any special rights conferred on the holders of any shares or class of shares, and without prejudice to Article ~~12~~14 hereof, any share in the Company (whether forming part of the present capital or not) may be issued with or have attached thereto such rights or restrictions whether in regard to dividend, voting, return of capital or otherwise as the Board may determine, including without limitation on terms that they may be, or at the option of the Company or the holder are, liable to be redeemed on such terms and in such manner, including out of capital, as the Board may deem fit.

~~9.~~11.                       Subject to the Law, any preferred shares may be issued or converted into shares that, at a determinable date or at the option of the Company or the holder if so authorised by its Memorandum of Association, are liable to be redeemed on such terms and in such manner as the Company before the issue or conversion may by ordinary resolution of the Members determine.  Where the Company purchases for redemption a redeemable share, purchases not made through the market or by tender shall be limited to a maximum price as may from time to time be determined by the Board, either generally or with regard to specific purchases.  If purchases are by tender, tenders shall comply with applicable laws.

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VARIATION OF RIGHTS

~~10.~~12.                     Subject to the Law and without prejudice to Article ~~8,~~10, all or any of the special rights for the time being attached to the shares or any class of shares may, unless otherwise provided by the terms of issue of the shares of that class, from time to time (whether or not the Company is being wound up) be varied, modified or abrogated with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class.  To every such separate general meeting all the provisions of these Articles relating to general meetings of the Company shall, mutatis mutandis, apply, but so that:

(a)
the necessary quorum (whether at a separate general meeting or at its adjourned meeting) shall be a person or persons (or in the case of a Member being a corporation, its duly authorized representative) together holding or representing by proxy ~~not less~~ more than one~~-third~~-half in nominal value of the issued shares of that class;

(b)	every holder of shares of the class shall be entitled on a poll to one vote for every such share held by him; and

(c)	any holder of shares of the class present in person or by proxy or authorised representative may demand a poll.

~~11.~~13.                     The special rights conferred upon the holders of any shares or class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied, modified or abrogated by the creation or issue of further shares ranking pari passu therewith.

                                                         SHARES

~~12.~~14.     (1)           Subject to ~~the~~Applicable Law~~,~~ these Articles and ~~, where applicable, the rules of the Designated Stock Exchange~~ any direction made by the Members at a general meeting and without prejudice to any special rights or restrictions for the time being attached to any shares or any class of shares, the unissued shares of the Company (whether forming part of the original or any increased capital and including fraction shares) shall be at the disposal of the Board, which may offer, allot, grant options over or otherwise dispose of them to such persons, at such times and for such consideration and upon such terms and conditions as the Board may in its absolute discretion determine but so that no shares shall be issued at a discount~~.  In particular and without prejudice to the generality of the foregoing, the Board is hereby empowered to authorize by resolution or resolutions from time to time~~ PROVIDED THAT approval by the Members by way of a special resolution is required to authorize and approve the issuance of one or more classes or series of preferred shares and to fix the designations, powers, preferences and relative, participating, optional and other rights, if any, and the qualifications, limitations and restrictions thereof, if any, including, without limitation, the number of shares constituting each such class or series, dividend rights, conversion rights, redemption privileges, voting powers, full or limited or no voting powers, and liquidation

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preferences, and to increase or decrease the size of any such class or series (but not below the number of shares of any class or series of preferred shares then outstanding) to the extent permitted by ~~Law~~Applicable Law, and the Memorandum and these Articles shall be amended with the sanction of a special resolution to stipulate the rights, benefits and restrictions of such preferred shares and the authorised number of the preferred shares.  Without limiting the generality of the foregoing, the resolution or resolutions providing for the establishment of any class or series of preferred shares may, to the extent permitted by law, provide that such class or series shall be superior to, rank equally with or be junior to the preferred shares of any other class or series.

               (2)           Neither the Company nor the Board shall be obliged, when making or granting any allotment of, offer of, option over or disposal of shares, to make, or make available, any such allotment, offer, option or shares to Members or others with registered addresses in any particular territory or territories being a territory or territories where, in the absence of a registration statement or other special formalities, this would or might, in the opinion of the Board, be unlawful or impracticable.  Members affected as a result of the foregoing sentence shall not be, or be deemed to be, a separate class of members for any purpose whatsoever.  Except as otherwise expressly provided in the resolution or resolutions providing for the establishment of any class or series of preferred shares, no vote of the holders of preferred shares of or ordinary shares shall be a prerequisite to the issuance of any shares of any class or series of the preferred shares authorized by and complying with the conditions of the Memorandum and Articles of Association.

               (3)           ~~The~~Subject to Applicable Law, the Board may issue options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of shares or securities in the capital of the Company on such terms as it may from time to time determine. The Board may issue employee share subscription warrants pursuant to the 2005 Long-Term Incentive Plan, as recommended by the Board and approved by the Members on 25 October, 2005, and as amended, revised and modified from time to time by the compensation committee of the Board (if any) or a sub-committee thereof, or any other committee designated by the Board to administer employee share subscription plan.

~~13.~~15.                     The Company may in connection with the issue of any shares exercise all powers of paying commission and brokerage conferred or permitted by the Law.  Subject to the Law, the commission may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one and partly in the other.

~~14.~~16.                     Except as required by law, no person shall be recognised by the Company as holding any share upon any trust and the Company shall not be bound by or required in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any fractional part of a share or (except only as otherwise provided by these Articles or by law) any other rights in respect of any share except an absolute right to the entirety thereof in the registered holder.

~~15.~~17.                     Subject to the Law and these Articles, the Board may at any time after the allotment of shares but before any person has been entered in the Register as the holder, recognise a renunciation thereof by the allottee in favour of some other person and may accord

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to any allottee of a share a right to effect such renunciation upon and subject to such terms and conditions as the Board considers fit to impose.

SHARE CERTIFICATES

18.                          The Company shall, within thirty (30) days from the date that the name of Member is entered in the Register of Members in respect of such shares acquired by such Member, issue share certificates in accordance with these Articles and deliver the share certificates to the Members.  The Company shall publicly announce in the manner permitted by Applicable Law the time and procedure for Members to collect the share certificates.

~~16.~~19.                     Every share certificate shall be issued under the Seal or a facsimile thereof and shall specify the number and class and distinguishing numbers (if any) of the shares to which it relates, and the amount paid up thereon and may otherwise be in such form as the Directors may from time to time determine.  No certificate shall be issued representing shares of more than one class.  The Board may by resolution determine, either generally or in any particular case or cases, that any signatures on any such certificates (or certificates in respect of other securities) need not be autographic but may be affixed to such certificates by some mechanical means or may be printed thereon.

~~17.~~20.      (1)          In the case of a share held jointly by several persons, the Company shall not be bound to issue more than one certificate therefor and delivery of a certificate to one of several joint holders shall be sufficient delivery to all such holders.

(2)          Where a share stands in the names of two or more persons, the person first named in the Register shall as regards service of notices and, subject to the provisions of these Articles, all or any other matters connected with the Company, except the transfer of the shares, be deemed the sole holder thereof.

~~18.                         The Company may, but~~21.                  Subject to Article 18, every person whose name is entered, upon an allotment of shares, as a Member in the Register shall ~~not be obliged to, issue,~~be entitled without payment, ~~a share~~to receive one certificate for all such shares of any one class ~~allotted and issued~~ or several certificates each for one or more of such shares of such class upon payment for every certificate after the first of such reasonable out-of-pocket expenses as the Board from time to time determines.

~~19.                          If share certificates are required by the Designted Stock Exchange to be issued, they shall be issued within the relevant time limit as as the Designated Stock Exchange may from time to time determine, after allotment or, except in the case of a transfer which the Company is for the time being entitled to refuse to register and does not register, after lodgment of a transfer with the Company.~~

~~20.           (1)~~22.     Upon every transfer of shares the certificate held by the transferor shall be given up to be cancelled, and shall forthwith be cancelled accordingly, and a new certificate shall be issued to the transferee in respect of the shares transferred to him at such fee as is provided in ~~paragraph (2) of this~~ Article~~.~~ 23.  If any of the shares included in the certificate so given up

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shall be retained by the transferor a new certificate for the balance shall be issued to him at the aforesaid fee payable by the transferor to the Company in respect thereof.

~~(2)~~23                      The fee referred to in ~~paragraph (1)~~Article 22 above shall be an amount not exceeding the relevant maximum amount as the Designated Stock Exchange or Applicable Law may from time to time determine provided that the Board may at any time determine a lower amount for such fee.

~~21.~~24.                     If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed a new certificate representing the same shares may be issued to the relevant Member upon request and on payment of such fee as the Company may determine and, subject to compliance with such terms (if any) as to evidence and indemnity and to payment of the costs and reasonable out-of-pocket expenses of the Company in investigating such evidence and preparing such indemnity as the Board may think fit and, in case of damage or defacement, on delivery of the old certificate to the Company provided always that where share warrants have been issued, no new share warrant shall be issued to replace one that has been lost unless the Board has determined that the original has been destroyed.

LIEN

~~22.~~25.                     The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys (whether presently payable or not) called or payable at a fixed time in respect of that share.  The Company shall also have a first and paramount lien on every share (not being a fully paid share) registered in the name of a Member (whether or not jointly with other Members) for all amounts of money presently payable by such Member or his estate to the Company whether the same shall have been incurred before or after notice to the Company of any equitable or other interest of any person other than such member, and whether the period for the payment or discharge of the same shall have actually arrived or not, and notwithstanding that the same are joint debts or liabilities of such Member or his estate and any other person, whether a Member of the Company or not.  The Company’s lien on a share shall extend to all dividends or other moneys payable thereon or in respect thereof.  The Board may at any time, generally or in any particular case, waive any lien that has arisen or declare any share exempt in whole or in part, from the provisions of this Article.

~~23.~~26.                     Subject to these Articles, the Company may sell in such manner as the Board determines any share on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable, or the liability or engagement in respect of which such lien exists is liable to be presently fulfilled or discharged nor until the expiration of fourteen (14) clear days after a notice in writing, stating and demanding payment of the sum presently payable, or specifying the liability or engagement and demanding fulfilment or discharge thereof and giving notice of the intention to sell in default, has been served on the registered holder for the time being of the share or the person entitled thereto by reason of his death or bankruptcy.

~~24.~~27.                     The net proceeds of the sale shall be received by the Company and applied in or towards payment or discharge of the debt or liability in respect of which the lien exists, so far as the same is presently payable, and any residue shall (subject to a like lien for debts or liabilities

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not presently payable as existed upon the share prior to the sale) be paid to the person entitled to the share at the time of the sale.  To give effect to any such sale the Board may authorise some person to transfer the shares sold to the purchaser thereof.  The purchaser shall be registered as the holder of the shares so transferred and he shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

CALLS ON SHARES

~~25.~~28.                     Subject to these Articles and to the terms of allotment, the Board may from time to time make calls upon the Members in respect of any moneys unpaid on their shares (whether on account of the nominal value of the shares or by way of premium), and each Member shall (subject to being given at least fourteen (14) clear days’ Notice specifying the time and place of payment) pay to the Company as required by such notice the amount called on his shares.  A call may be extended, postponed or revoked in whole or in part as the Board determines but no member shall be entitled to any such extension, postponement or revocation except as a matter of grace and favour.

~~26.~~29.                     A call shall be deemed to have been made at the time when the resolution of the Board authorising the call was passed and may be made payable either in one lump sum or by instalments.

~~27.~~30.                     A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made.  The joint holders of a share shall be jointly and severally liable to pay all calls and instalments due in respect thereof or other moneys due in respect thereof.

~~28.~~31.                     If a sum called in respect of a share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest on the amount unpaid from the day appointed for payment thereof to the time of actual payment at such rate (not exceeding twenty per cent. (20%) per annum) as the Board may determine, but the Board may in its absolute discretion waive payment of such interest wholly or in part.

~~29.~~32.                     No Member shall be entitled to receive any dividend or bonus or to be present and vote (save as proxy for another Member) at any general meeting either personally or by proxy, or be reckoned in a quorum, or exercise any other privilege as a Member until all calls or instalments due by him to the Company, whether alone or jointly with any other person, together with interest and expenses (if any) shall have been paid.

~~30.~~33.                     On the trial or hearing of any action or other proceedings for the recovery of any money due for any call, it shall be sufficient to prove that the name of the Member sued is entered in the Register as the holder, or one of the holders, of the shares in respect of which such debt accrued, that the resolution making the call is duly recorded in the minute book, and that notice of such call was duly given to the Member sued, in pursuance of these Articles; and it shall not be necessary to prove the appointment of the Directors who made such call, nor any other matters whatsoever, but the proof of the matters aforesaid shall be conclusive evidence of the debt.

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~~31.~~34.                     Any amount payable in respect of a share upon allotment or at any fixed date, whether in respect of nominal value or premium or as an instalment of a call, shall be deemed to be a call duly made and payable on the date fixed for payment and if it is not paid the provisions of these Articles shall apply as if that amount had become due and payable by virtue of a call duly made and notified.

~~32.~~35.                     On the issue of shares the Board may differentiate between the allottees or holders as to the amount of calls to be paid and the times of payment.

~~33.~~36.                     The Board may, if it thinks fit, receive from any Member willing to advance the same, and either in money or money’s worth, all or any part of the moneys uncalled and unpaid or instalments payable upon any shares held by him and upon all or any of the moneys so advanced (until the same would, but for such advance, become presently payable) pay interest at such rate (if any) as the Board may decide.  The Board may at any time repay the amount so advanced upon giving to such Member not less than one month’s Notice of its intention in that behalf, unless before the expiration of such notice the amount so advanced shall have been called up on the shares in respect of which it was advanced.  Such payment in advance shall not entitle the holder of such share or shares to participate in respect thereof in a dividend subsequently declared.

FORFEITURE OF SHARES

~~34.~~37.      (1)           If a call remains unpaid after it has become due and payable the Board may give to the person from whom it is due not less than fourteen (14) clear days’ Notice:

(a)	requiring payment of the amount unpaid together with any interest which may have accrued and which may still accrue up to the date of actual payment; and

(b)	stating that if the Notice is not complied with the shares on which the call was made will be liable to be forfeited.

(2)           If the requirements of any such Notice are not complied with, any share in respect of which such Notice has been given may at any time thereafter, before payment of all calls and interest due in respect thereof has been made, be forfeited by a resolution of the Board to that effect, and such forfeiture shall include all dividends and bonuses declared in respect of the forfeited share but not actually paid before the forfeiture.

~~35.~~38.                     When any share has been forfeited, notice of the forfeiture shall be served upon the person who was before forfeiture the holder of the share.  No forfeiture shall be invalidated by any omission or neglect to give such Notice.

~~36.~~39.                     The Board may accept the surrender of any share liable to be forfeited hereunder and, in such case, references in these Articles to forfeiture will include surrender.

~~37.~~40.                     Any share so forfeited shall be deemed the property of the Company and may be sold, re-allotted or otherwise disposed of to such person, upon such terms and in such manner

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as the Board determines, and at any time before a sale, re-allotment or disposition the forfeiture may be annulled by the Board on such terms as the Board determines.

~~38.~~41.                     A person whose shares have been forfeited shall cease to be a Member in respect of the forfeited shares but nevertheless shall remain liable to pay the Company all moneys which at the date of forfeiture were presently payable by him to the Company in respect of the shares, with (if the Directors shall in their discretion so require) interest thereon from the date of forfeiture until payment at such rate (not exceeding twenty per cent. (20%) per annum) as the Board determines.  The Board may enforce payment thereof if it thinks fit, and without any deduction or allowance for the value of the forfeited shares, at the date of forfeiture, but his liability shall cease if and when the Company shall have received payment in full of all such moneys in respect of the shares.  For the purposes of this Article any sum which, by the terms of issue of a share, is payable thereon at a fixed time which is subsequent to the date of forfeiture, whether on account of the nominal value of the share or by way of premium, shall notwithstanding that time has not yet arrived be deemed to be payable at the date of forfeiture, and the same shall become due and payable immediately upon the forfeiture, but interest thereon shall only be payable in respect of any period between the said fixed time and the date of actual payment.

~~39.~~42.                     A declaration by a Director or the Secretary that a share has been forfeited on a specified date shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share, and such declaration shall (subject to the execution of an instrument of transfer by the Company if necessary) constitute a good title to the share, and the person to whom the share is disposed of shall be registered as the holder of the share and shall not be bound to see to the application of the consideration (if any), nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings in reference to the forfeiture, sale or disposal of the share.  When any share shall have been forfeited, notice of the declaration shall be given to the Member in whose name it stood immediately prior to the forfeiture, and an entry of the forfeiture, with the date thereof, shall forthwith be made in the register, but no forfeiture shall be in any manner invalidated by any omission or neglect to give such notice or make any such entry.

~~40.~~43.                     Notwithstanding any such forfeiture as aforesaid the Board may at any time, before any shares so forfeited shall have been sold, re-allotted or otherwise disposed of, permit the shares forfeited to be bought back upon the terms of payment of all calls and interest due upon and expenses incurred in respect of the share, and upon such further terms (if any) as it thinks fit.

~~41.~~44.                     The forfeiture of a share shall not prejudice the right of the Company to any call already made or instalment payable thereon.

~~42.~~45.                     The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a share, becomes payable at a fixed time, whether on account of the nominal value of the share or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

PUBLIC OFFERING

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46.                          The Board shall, within seven (7) calendar days after its receipt of a public tender offer to purchase shares of the Company, resolve to recommend the Members to either accept or object the tender offer purchase, and shall disclose the following by way of public announcement in any manner permitted by the Applicable Law:

(a)	the type, number and amount of shares currently held by the Directors, and any shareholders with more than ten percent (10%) of the Company’s outstanding shares;

(b)	the recommendation made to the Company’s shareholders on such tender offer purchase, wherein the names and reasons of every objecting director(s) shall be indicated;

(c)	whether there were major changes to the Company’s financial conditions after the delivery of its most recent financial statements, and the contents of such changes; and

(d)	the type, number and amount of shares of the offeror or its affiliates held by the Directors or the major shareholders holding over ten percent (10%) of the Company’s outstanding shares.

REGISTER OF MEMBERS

~~43.~~47.      (1)           The Company shall keep in one or more books a Register of its Members and shall enter therein the following particulars, that is to say:

(a)	the name and address of each Member, the number and class of shares held by him and the amount paid or agreed to be considered as paid on such shares;

(b)	the date on which each person was entered in the Register; and

(c)	the date on which any person ceased to be a Member.

(2)           The Company may keep an overseas or local or other branch register of Members resident in any place, and the Board may make and vary such regulations as it determines in respect of the keeping of any such register and maintaining a Registration Office in connection therewith.

~~44.~~48                      The Register and branch register of Members, as the case may be, shall be open to inspection for such times and on such days as the Board shall determine by Members without charge or by any other person, upon a maximum payment of $2.50 or such other sum specified by the Board, at the Office or such other place at which the Register is kept in accordance with the Law or, if appropriate, upon a maximum payment of $1.00 or such other sum specified by the Board at the Registration Office.  The Register including any overseas or local or other branch register of Members may, after notice has been given by advertisement in an appointed newspaper or any other newspapers in accordance with the requirements of the Designated

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Stock Exchange or by any electronic means in such manner as may be accepted by the Designated Stock Exchange to that effect, be closed at such times or for such periods not exceeding in the whole thirty (30) days in each year as the Board may determine and either generally or in respect of any class of shares.

RECORD DATES

~~45.~~49.                     For the purpose of determining the Members entitled to notice of or to vote at any general meeting, or any adjournment thereof, or entitled to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of shares or for the purpose of any other lawful action, the Board may fix, in advance, a date as the record date for any such determination of Members, which date shall not be more than sixty (60) days nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other such action.

   If the Board does not fix a record date for any general meeting, the record date for determining the Members entitled to a notice of or to vote at such meeting shall be at the close of business on the day next preceding the day on which notice is given, or, if in accordance with these Articles notice is waived, at the close of business on the day next preceding the day on which the meeting is held.  ~~If corporate action without a general meeting is to be taken, the record date for determining the Members entitled to express consent to such corporate action in writing, when no prior action by the Board is necessary, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Company by delivery to its head office.~~ The record date for determining the Members for any other purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

A determination of the Members of record entitled to notice of or to vote at a meeting of the Members shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for the adjourned meeting.

TRANSFER OF SHARES

~~46.~~50.                     Subject to these Articles, any Member may transfer all or any of his shares by an instrument of transfer in the usual or common form or in a form prescribed by the Designated Stock Exchange or in any other form approved by the Board and may be under hand or, if the transferor or transferee is a clearing house or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Board may approve from time to time.

~~47.~~51.                     The instrument of transfer shall be executed by or on behalf of the transferor and the transferee provided that the Board may dispense with the execution of the instrument of transfer by the transferee in any case which it thinks fit in its discretion to do so.  Without prejudice to the last preceding Article, the Board may also resolve, either generally or in any particular case, upon request by either the transferor or transferee, to accept mechanically executed transfers.  The transferor shall be deemed to remain the holder of the share until the

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name of the transferee is entered in the Register in respect thereof.  Nothing in these Articles shall preclude the Board from recognising a renunciation of the allotment or provisional allotment of any share by the allottee in favour of some other person.

~~48.~~52.      (1)           The Board may, in its absolute discretion, and without giving any reason therefor, refuse to register a transfer of any share (not being a fully paid up share) to a person of whom it does not approve, or any share issued under any share incentive scheme for employees upon which a restriction on transfer imposed thereby still subsists, and it may also, without prejudice to the foregoing generality, refuse to register a transfer of any share to more than four joint holders or a transfer of any share (not being a fully paid up share) on which the Company has a lien.

(2)           The Board in so far as permitted by any applicable law may, in its absolute discretion, at any time and from time to time transfer any share upon the Register to any branch register or any share on any branch register to the Register or any other branch register.  In the event of any such transfer, the shareholder requesting such transfer shall bear the cost of effecting the transfer unless the Board otherwise determines.

(3)           Unless the Board otherwise agrees (which agreement may be on such terms and subject to such conditions as the Board in its absolute discretion may from time to time determine, and which agreement the Board shall, without giving any reason therefor, be entitled in its absolute discretion to give or withhold), no shares upon the Register shall be transferred to any branch register nor shall shares on any branch register be transferred to the Register or any other branch register and all transfers and other documents of title shall be lodged for registration, and registered, in the case of any shares on a branch register, at the relevant Registration Office, and, in the case of any shares on the Register, at the Office or such other place at which the Register is kept in accordance with the Law.

~~49.~~53.                     Without limiting the generality of the last preceding Article, the Board may decline to recognise any instrument of transfer unless:-

(a)	a fee of such maximum sum as the Designated Stock Exchange may determine to be payable or such lesser sum as the Board may from time to time require is paid to the Company in respect thereof;

(b)	the instrument of transfer is in respect of only one class of share;

(c)
the instrument of transfer is lodged at the Office or such other place at which the Register is kept in accordance with the Law or the Registration Office (as the case may be) accompanied by the relevant share certificate(s) and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer (and, if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do); and

(d)	if applicable, the instrument of transfer is duly and properly stamped.

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~~50.~~54.                     If the Board refuses to register a transfer of any share, it shall, within two months after the date on which the transfer was lodged with the Company, send to each of the transferor and transferee notice of the refusal.

~~51.~~55.                     The registration of transfers of shares or of any class of shares may, after notice has been given by advertisement in an appointed newspaper or any other newspapers or by any other means in accordance with the requirements of the Designated Stock Exchange to that effect be suspended at such times and for such periods (not exceeding in the whole thirty (30) days in any year) as the Board may determine.

TRANSMISSION OF SHARES

~~52.~~56.                     If a Member dies, the survivor or survivors where the deceased was a joint holder, and his legal personal representatives where he was a sole or only surviving holder, will be the only persons recognised by the Company as having any title to his interest in the shares; but nothing in this Article will release the estate of a deceased Member (whether sole or joint) from any liability in respect of any share which had been solely or jointly held by him.

~~53.~~57.                     Any person becoming entitled to a share in consequence of the death or bankruptcy or winding-up of a Member may, upon such evidence as to his title being produced as may be required by the Board, elect either to become the holder of the share or to have some person nominated by him registered as the transferee thereof.  If he elects to become the holder he shall notify the Company in writing either at the Registration Office or Office, as the case may be, to that effect.  If he elects to have another person registered he shall execute a transfer of the share in favour of that person.  The provisions of these Articles relating to the transfer and registration of transfers of shares shall apply to such notice or transfer as aforesaid as if the death or bankruptcy of the Member had not occurred and the notice or transfer were a transfer signed by such Member.

~~54.~~58.                     A person becoming entitled to a share by reason of the death or bankruptcy or winding-up of a Member shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the share.  However, the Board may, if it thinks fit, withhold the payment of any dividend payable or other advantages in respect of such share until such person shall become the registered holder of the share or shall have effectually transferred such share, but, subject to the requirements of Article ~~75~~84(2) being met, such a person may vote at meetings.

UNTRACEABLE MEMBERS

~~55.~~59.      (1)           Without prejudice to the rights of the Company under paragraph (2) of this Article, the Company may cease sending cheques for dividend entitlements or dividend warrants by post if such cheques or warrants have been left uncashed on two consecutive occasions.  However, the Company may exercise the power to cease sending cheques for

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dividend entitlements or dividend warrants after the first occasion on which such a cheque or warrant is returned undelivered.

(2)           The Company shall have the power to sell, in such manner as the Board thinks fit, any shares of a Member who is untraceable, but no such sale shall be made unless:

(a)
all cheques or warrants in respect of dividends of the shares in question, being not less than three in total number, for any sum payable in cash to the holder of such shares in respect of them sent during the relevant period in the manner authorised by the Articles of the Company have remained uncashed;

(b)
so far as it is aware at the end of the relevant period, the Company has not at any time during the relevant period received any indication of the existence of the Member who is the holder of such shares or of a person entitled to such shares by death, bankruptcy or operation of law; and

(c)
the Company, if so required by the rules governing the listing of shares on the Designated Stock Exchange, has given notice to, and caused advertisement in newspapers to be made in accordance with the requirements of, the Designated Stock Exchange of its intention to sell such shares in the manner required by the Designated Stock Exchange, and a period of three months or such shorter period as may be allowed by the Designated Stock Exchange has elapsed since the date of such advertisement.

For the purpose of the foregoing, the “relevant period” means the period commencing twelve (12) years before the date of publication of the advertisement referred to in paragraph (c) of this Article and ending at the expiry of the period referred to in that paragraph.

(3)           To give effect to any such sale the Board may authorise some person to transfer the said shares and an instrument of transfer signed or otherwise executed by or on behalf of such person shall be as effective as if it had been executed by the registered holder or the person entitled by transmission to such shares, and the purchaser shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.  The net proceeds of the sale will belong to the Company and upon receipt by the Company of such net proceeds it shall become indebted to the former Member for an amount equal to such net proceeds.  No trust shall be created in respect of such debt and no interest shall be payable in respect of it and the Company shall not be required to account for any money earned from the net proceeds which may be employed in the business of the Company or as it thinks fit.  Any sale under this Article shall be valid and effective notwithstanding that the Member holding the shares sold is dead, bankrupt or otherwise under any legal disability or incapacity.

GENERAL MEETINGS

60.                          An annual general meeting of the Company shall be held and convened by the Board in each year, but no later than six (6) months after the close of each fiscal year. A general meeting of the Company shall be held within the territory of the ROC at such time and place as

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may be determined by the Board; however for so long as the shares of the Company are listed on the Taiwan Stock Exchange, the Board may pass a resolution to convene  a general meeting outside the territory of the ROC in which case, an application shall be submitted to the Taiwan Stock Exchange Corporation for its approval within two (2) days after the date that the Board has resolved as such. Without prejudice to the generality of the foregoing, where any general meeting of the Company is to be held outside the territory of ROC, the Company shall appoint an agent of stock affairs within the ROC to administer and handle affairs relating to voting by Members at such general meeting.

~~56.                          An annual general meeting of the Company shall be held in each year other than the year of the Company’s incorporation at such time and place as may be determined by the Board.~~
61.                          One or more Member (s) holding one percent (1%) or more of the total number of outstanding shares of the Company may submit to the Company not more than one proposal for consideration and if appropriate, approval at the annual general meeting, provided that only one matter may be proposed in each single proposal.    The Company shall give a public notice in such manner as permitted by Applicable Law at such time deemed appropriate by the Board specifying the place and a period of not less than ten (10) days for Members to submit proposals.  Any Member(s) whose proposal has been submitted and accepted by the Board, shall continue to be entitled to attend the annual general meeting in person or by proxy or in the case of a corporation, by its authorised representative(s), and participate in the discussion of such proposal.  The Board may exclude a proposal submitted by a Member if (i) the proposal involves matters which cannot be resolved at the annual general meeting in accordance with or under Applicable Laws; (ii) the number of shares held by the Member(s) is less than one percent (1%) of the total number of issued and outstanding shares in the Register of Members as of the record date determined by the Board or upon commencement of the non-book-entry period before the annual general meeting; (iii) the proposal submitted concerns more than one matter; or (iv) the proposal is submitted after the expiration of the specified period determined by the Board, in which case, the rejected proposal shall not be discussed at the annual general meeting.  The Company shall, prior to the dispatch of a Notice of the annual general meeting, inform the Members the result of submission of proposals and list in the Notice of annual general meeting the proposals accepted for consideration and approval at the annual general meeting.  The chairman of the annual general meeting or if the chairman is not a director of the Company, any director of the Company shall explain at the annual general meeting the reasons for excluding proposals submitted by Members.

~~57.~~62.                     Each general meeting, other than an annual general meeting, shall be called  an extraordinary general meeting.  General meetings may be held at such times and in any location in the world as may be determined by the Board.

~~58.~~63.                     ~~Only a~~A majority of the Board ~~or the Chairman of the Board~~ may call extraordinary general meetings, which extraordinary general meetings shall be held at such times and locations (as permitted hereby) as ~~such person or persons shall determine.~~the Board shall determine PROVIDED THAT one or more Member(s) holding three-percent (3%) or more of the total number of the outstanding voting shares of the Company continuously for a period of one (1) year or more may, by filing with the Company a written proposal setting forth therein the subjects for discussion, consideration and approval and the reasons, request the Board to convene an extraordinary general meeting.   If the Board

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fails to give notice for convening an extraordinary general meeting within fifteen (15) days after receiving such request, the proposing Member(s) may convene an extraordinary general meeting by sending out a notice of general meeting in accordance with Article 64  and such Member(s) shall be entitled to determine the time and place of the general meeting, provided that if the general meeting will not be held within the territory of the ROC, an application shall be submitted by such Member(s) to the Taiwan Stock Exchange Corporation for its prior approval.  The Board will not be required to prepare the manual referred to in Article 67 where a general meeting is convened by Member(s).

                             NOTICE OF GENERAL MEETINGS

~~59.~~64.      (1)           An annual general meeting and any extraordinary general meeting may be called by not less than ten (10) clear days’ Notice but a general meeting may be called by shorter notice, subject to the Law, if it is so agreed:

(a)	in the case of a meeting called as an annual general meeting, by all the Members entitled to attend and vote thereat; and

(b)
in the case of any other meeting, by a majority in number of the Members having the right to attend and vote at the meeting, being a majority together holding not less than ninety-five per cent. (95%) in nominal value of the issued shares giving that right.

(2)           ~~The~~Without prejudice to Article 64(3), the notice shall specify the time and place of the meeting and, in case of special business, the general nature of the business.  The notice convening an annual general meeting shall specify the meeting as such.  Notice of every general meeting shall be given to all Members other than to such Members as, under the provisions of these Articles or the terms of issue of the shares they hold, are not entitled to receive such notices from the Company, to all persons entitled to a share in consequence of the death or bankruptcy or winding-up of a Member and to each of the Directors and members of the ~~Auditors~~Audit Committee.

(3)           The following matters may not be considered, discussed or proposed for approval at a general meeting unless they have been included in the Notice of general meeting with reasonable amount of explanations:

(a)	any election or removal of Directors;

(b)           any change to the name of the Company;

(c)           any amendment or modification to the Memorandum or these Articles;

(d)	any dissolution, voluntary winding-up, merger, consolidation, amagalmation or split-up of the Company;

(e)	any proposal for the Company to enter into, amend, or terminate any Lease Contract, Management Contract or Joint Cperation Contract;

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(f)	transfer in whole or any substantial part of the Company’s business or assets;

(g)	acquisition of the whole or any substantial part of the business of a third-party, which materially affects the operation of the Company;

(h)	private placement of equity-linked securities of the Company;

(i)	to the extent permitted by Applicable Law, to approve a Director to enter into a contract or an arrangement which results in competition between the Director and the Company; and

(j)	upon recommendation of the Board, payment of dividends or distributions partly or wholly by way of issuance of new shares of the Company.

APPRAISAL RIGHT OF DISSENTING MEMBERS

65.                          Subject to compliance with Applicable Law, a Member who has expressed his dissent, in writing or verbally with a record, before or during a general meeting, with respect to any resolution proposed at a general matter in relation to the following matter(s), may abstain from exercising his voting rights in respect of such resolution(s) and request the Company to acquire or purchase his share(s) at the then prevailing fair price:

(a)	splitting of a material part of the business of the Company by way of disposal or otherwise, consolidation or merger of the Company; or

(b)	the Company proposes to enter into, amend, or terminate any Lease Contract, Management Contract or Joint Operation Contract.

66.           (1)           Subject to the above, the Member shall give written notice to request the Company to acquire or purchase his shares no later than twenty (20) days after the passing of a conditional or unconditional resolution approving any of the above matter(s) at the relevant general meeting, and shall state in such request the class and number of shares that such Member requests the Company to repurchase.

(2)           If agreement on the price of the shares can be reached between the Member and the Company, the Company shall repurchase and pay for the shares within ninety (90) days from the date on which the conditional or unconditional resolution was passed.  If no agreement is reached within sixty (60) days of the date on which the resolution was passed, the Member may, within thirty (30) days from the date on which the sixty-day (60) period expires, apply to a competent court for a ruling on the price.  Subject to the ruling of the competent court, the Company shall pay judgment interest on the price as determined by the court from the date of expiration of the period referred to above.

(3)           The payment of repurchase price to the Members shall be made at the same time against the delivery of the relevant share certificate(s) and an instrument(s) of transfer in

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respect of the shares subject to such instrument(s) of transfer for the repurchase being duly executed by such Member to the Company, and the date of transfer of such shares shall be the date on which payment is made by the Company to the Member and the register of members of the Company shall be updated accordingly.

~~60.                          The accidental omission to give Notice of a meeting or (in cases where instruments of proxy are sent out with the Notice) to send such instrument of proxy to, or the non-receipt of such Notice or such instrument of proxy by, any person entitled to receive such Notice shall not invalidate any resolution passed or the proceedings at that meeting.~~
(4)           The request of a Member pursuant to Article 65 shall become ineffective if the Company announces before completion of the purchase under Article 66(3) that the Company will not proceed with the matters that such Member dissented to under Article 65 or where the Company is prohibited under Applicable Law to repurchase the relevant shares.  Where a Member fails to make a request within the period prescribed in Articles 66 (1) and (2) above, such Member is deemed to have duly waived its rights under Article 65.

PROCEEDINGS AT GENERAL MEETINGS

67.                          The Board shall prepare a manual setting out the agenda of a general meeting of Members (including all the subjects and matters to be resolved at the meeting) and shall make public announcement(s) in a manner permitted by Applicable Law to disclose the contents of such manual together with other information related to the said meeting at least  fifteen (15) days prior to the date of the relevant general meeting. Such manual shall be distributed to the Members attending the general meeting in person, by proxy or by corporate representative(s)(where the Member is a corporation) at the general meeting.

~~61.~~68.      (1)           All business shall be deemed special that is transacted at an extraordinary general meeting, and also all business that is transacted at an annual general meeting, with the exception of ~~the~~ election of Directors.

(2)           No business other than the appointment of a chairman of a meeting shall be transacted at any general meeting unless a quorum is present at the commencement of the business.  ~~At~~Subject to these Articles (in particular, Articles 87 and 88), at any general meeting of the Company, two (2) Members entitled to vote and present in person or by proxy or (in the case of a Member being a corporation) by its duly authorised representative representing ~~not less~~more than one~~-third~~ half (1/2) in nominal value of the total issued voting shares in the Company throughout the meeting shall form a quorum for ~~all purposes.~~the purpose of the meeting.

~~62.~~69.                     If within thirty (30) minutes (or such longer time not exceeding one hour as the chairman of the meeting may determine to wait) after the time appointed for the meeting a quorum is not present, the meeting shall stand adjourned to the same day in the next week at the same time and place or to such time and place as the Board may determine.  If at such adjourned meeting a quorum is not present within half an hour from the time appointed for holding the meeting, the meeting shall be dissolved.

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~~63.~~70.                     The chairman of the Company shall preside as chairman at every general meeting.  If at any meeting the chairman is not present within fifteen (15) minutes after the time appointed for holding the meeting, or is not willing to act as chairman, the Directors present shall choose one of their number to act, or if one Director only is present he shall preside as chairman if willing to act.  If no Director is present, or if each of the Directors present declines to take the chair, or if the chairman chosen shall retire from the chair, the Members present in person or by proxy and entitled to vote shall elect one of their number to be chairman.

~~64.~~71.                     The chairman may adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business which might lawfully have been transacted at the meeting had the adjournment not taken place. When a meeting is adjourned for fourteen (14) days or more, at least seven (7) clear days’ notice of the adjourned meeting shall be given specifying the time and place of the adjourned meeting but it shall not be necessary to specify in such notice the nature of the business to be transacted at the adjourned meeting and the general nature of the business to be transacted.  Save as aforesaid, it shall be unnecessary to give notice of an adjournment.

~~65.~~72.                     If an amendment is proposed to any resolution under consideration but is in good faith ruled out of order by the chairman of the meeting, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling.  In the case of a resolution duly proposed as a special resolution, no amendment thereto (other than a mere clerical amendment to correct a patent error) may in any event be considered or voted upon.

VOTING

~~66.~~73.                     Subject to any special rights or restrictions as to voting for the time being attached to any shares by or in accordance with these Articles, at any general meeting on a show of hands every Member present in person (or being a corporation, is present by a duly authorised representative), or by proxy shall have one vote and on a poll every Member present in person or by proxy or, in the case of a Member being a corporation, by its duly authorised representative shall have one vote for every fully paid share of which he is the holder but so that no amount paid up or credited as paid up on a share in advance of calls or instalments is treated for the foregoing purposes as paid up on the share and fraction shares will not be entitled to any fractional voting right.  Notwithstanding anything contained in these Articles, where more than one proxy is appointed by a Member which is a clearing house (or its nominee(s)), each such proxy shall have one vote on a show of hands.

A resolution put to the vote of a meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded:

(a)	by the chairman of such meeting; or

(b)	by at least three Members present in person or in the case of a Member being a corporation by its duly authorised representative or by proxy for the time being entitled to vote at the meeting; or

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(c)
by a Member or Members present in person or in the case of a Member being a corporation by its duly authorised representative or by proxy and representing not less than one-tenth of the total voting rights of all Members having the right to vote at the meeting; or

(d)
by a Member or Members present in person or in the case of a Member being a corporation by its duly authorised representative or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

A demand by a person as proxy for a Member or in the case of a Member being a corporation by its duly authorised representative shall be deemed to be the same as a demand by a Member.

~~67.~~74.                     Unless a poll is duly demanded and the demand is not withdrawn, a declaration by the chairman that a resolution has been carried, or carried unanimously, or by a particular majority, or not carried by a particular majority, or lost, and an entry to that effect made in the minute book of the Company, shall be conclusive evidence of the facts without proof of the number or proportion of the votes recorded for or against the resolution.

~~68.~~75.                     If a poll is duly demanded the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.  There shall be no requirement for the chairman to disclose the voting figures on a poll.

~~69.~~76.                     A poll demanded on the election of a chairman, or on a question of adjournment, shall be taken forthwith.  A poll demanded on any other question shall be taken in such manner (including the use of ballot or voting papers or tickets) and either forthwith or at such time (being not later than thirty (30) days after the date of the demand) and place as the chairman directs.  It shall not be necessary (unless the chairman otherwise directs) for notice to be given of a poll not taken immediately.

~~70.~~77.                     The demand for a poll shall not prevent the continuance of a meeting or the transaction of any business other than the question on which the poll has been demanded, and, with the consent of the chairman, it may be withdrawn at any time before the close of the meeting or the taking of the poll, whichever is the earlier.

~~71.~~78.                     On a poll votes may be given either personally or by proxy.

~~72.~~79.                     A person entitled to more than one vote on a poll need not use all his votes or cast all the votes he uses in the same way.

~~73.~~80.                     All questions submitted to a meeting shall be decided by ~~a simple majority of votes~~way of an ordinary resolution, except where a greater majority is required by these Articles or by ~~the~~ Applicable  Law. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of such meeting shall be entitled to a second or casting vote in addition to any other vote he may have.

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81.                           The following matters require approval of the Members by way of a special resolution:

(a)	any proposal for the Company to enter into, amend, or terminate any Lease Contract, Management Contract or Joint Operation Contract;

(b)	any amendment or modification to the Memorandum and/or these Articles;

(c)	upon recommendation of the Board, payment of dividends or distributions partly or wholly by way of issuance of new shares of the Company;

(d)	any dissolution, voluntary winding-up, merger, consolidation, amagalmation or a splitting of a material part of the business of the Company by way of disposal or otherwise of the Company; and

(e)	private placement of equity-linked securities of the Company.

82.                          To the extent permitted by Applicable Law and notwithstanding any provisions provided in these Articles, the Board may resolve to allow Members not attending and voting at a general meeting in person, by proxy or by corporate representatives (where a Member is a corporation), to exercise their voting power and cast their votes by a written instrument approved by the Board or by way of electronic transmission (as provided under the ROC Electronic Signatures Act) prior to commencement of the general meeting, provided that the relevant method and procedures are specified in the Notice of that meeting and complied with by such Member(s).  However, if a general meeting is convened outside the territory of the ROC, to the extent permitted by Applicable Law, the Company must allow the Members to exercise their voting rights and cast their votes by way of a written instrument approved by the Board or by way of  electronic transmission in the manner referred to in the foregoing.  For the avoidance of doubt, those Members voted in the manner mentioned in the foregoing shall for purposes of these Articles and the Law be deemed to have appointed the chairman of the general meeting as their proxy to vote their shares at the general meeting in the manner directed by the written instrument or electronic document.  The chairman as proxy shall not have the power to exercise the voting rights of such Members with respect to any matters not referred to or indicated in the written or electronic document and/or any amendment to resolution(s) proposed at the general meeting.  Where a Member has exercised the voting power and casted its votes by written instrument or by way of electronic transmission intends to attend the meeting physically in person, such Member shall send a separate written declaration of intention to rescind and revoke the votes casted by way of written instrument or electronic transmission to the Company at least one (1) business day prior to the date of the general meeting failing which, the Member shall be deemed to have waived his right to attend and vote at the relevant general meeting in person, the deemed appointment by the Member of the chairman as proxy shall remain valid and the Company shall not count any votes cast by such Member physically at the relevant general meeting.

~~74.~~83.                     Where there are joint holders of any share any one of such joint holder may vote, either in person or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders be present at any meeting the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the

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other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register in respect of the joint holding.  Several executors or administrators of a deceased Member in whose name any share stands shall for the purposes of this Article be deemed joint holders thereof.

~~75.~~84.      (1)           A Member who is a patient for any purpose relating to mental health or in respect of whom an order has been made by any court having jurisdiction for the protection or management of the affairs of persons incapable of managing their own affairs may vote, whether on a show of hands or on a poll, by his receiver, committee, curator bonis or other person in the nature of a receiver, committee or curator bonis appointed by such court, and such receiver, committee, curator bonis or other person may vote on a poll by proxy, and may otherwise act and be treated as if he were the registered holder of such shares for the purposes of general meetings, provided that such evidence as the Board may require of the authority of the person claiming to vote shall have been deposited at the Office, head office or Registration Office, as appropriate, not less than forty-eight (48) hours before the time appointed for holding the meeting, or adjourned meeting or poll, as the case may be.

(2)           Any person entitled under Article ~~53~~57 to be registered as the holder of any shares may vote at any general meeting in respect thereof in the same manner as if he were the registered holder of such shares, provided that forty-eight (48) hours at least before the time of the holding of the meeting or adjourned meeting, as the case may be, at which he proposes to vote, he shall satisfy the Board of his entitlement to such shares, or the Board shall have previously admitted his right to vote at such meeting in respect thereof.

~~76.~~85.                      No Member shall, unless the Board otherwise determines, be entitled to attend and vote and to be reckoned in a quorum at any general meeting unless he is duly registered and all calls or other sums presently payable by him in respect of shares in the Company have been paid.

~~77.~~86.                      If:

(a)	any objection shall be raised to the qualification of any voter; or

(b)	any votes have been counted which ought not to have been counted or which might have been rejected; or

(c)	any votes are not counted which ought to have been counted;

the objection or error shall not vitiate the decision of the meeting or adjourned meeting on any resolution unless the same is raised or pointed out at the meeting or, as the case may be, the adjourned meeting at which the vote objected to is given or tendered or at which the error occurs~~.~~ or it is annualed by a court ruling granted upon an application made by a Member under Article 99.  Any objection or error shall be referred to the chairman of the meeting and shall only vitiate the decision of the meeting on any resolution if the chairman decides that the same may have affected the decision of the meeting.  ~~The~~In the absence of any court ruling to the contrary, the decision of the chairman on such matters shall be final and conclusive.

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87.                          To the extent required by Applicable Law, any Member who bears a personal interest that may conflict with and impair the interests of the Company in respect of any matter proposed for consideration and approval at a general meeting shall abstain from voting any of the shares that such Member should otherwise be entitled to vote in person, as a proxy or corporate representative with respect to the said matter, but all such shares shall be counted in the quorum for the purpose of Article 68(2) notwithstanding that they do not carry voting rights.  To the extent that the Company has knowledge, any votes cast by or on behalf of such member in contravention of the foregoing shall not be counted by the Company.

88.                      Shares of the Company held by the following persons shall not carry any voting rights and shall not be counted in the total number of outstanding shares of the Company which are entitled to vote when calculating the quorum for the purpose of Article 68(2).

(a)	any entity in which the Company is legally or beneficially interested in more than 50% of its issued and voting share capital or equity capital; or

(b)
any entity in which the Company, the holding company of the Company or any subsidiary of the holding company of the Company or of the Company is legally or beneficially interested in more than 50% of its issued and voting share capital or equity capital.

PROXIES

~~78.~~89.                     Any Member entitled to attend and vote at a meeting of the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him~~.  A Member who is the holder of two or more~~ provided that a Member, irrespective of how many shares he holds, may only appoint ~~more than~~ one proxy to represent him and vote on his behalf at a general meeting of the Company or at a class meeting.  A proxy need not be a Member.  In addition, subject to Article 82, a proxy or proxies representing either a Member who is an individual or a Member which is a corporation shall be entitled to exercise the same powers on behalf of the Member which he or they represent as such Member could exercise.

~~79.                          The~~90.               Unless otherwise provided in these Articles, the instrument appointing a proxy shall be in writing under the hand of the ~~appointor or of his attorney duly authorised in writing~~Member making the appointment or, if the appointor is a corporation, either under its seal or under the hand of an officer, attorney or other person authorised to sign the same.  In the case of an instrument of proxy purporting to be signed on behalf of a corporation by an officer thereof it shall be assumed, unless the contrary appears, that such officer was duly authorised to sign such instrument of proxy on behalf of the corporation without further evidence of the facts.

~~80.                           The~~91.                Unless otherwise provided in these Articles, the instrument appointing a proxy ~~and (if required by the Board) the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power or authority,~~  shall be delivered to such place or one of such places (if any) as may be specified for that purpose in or by way of note to or in any document accompanying the notice convening the meeting (or, if no place is so specified, at the Registration Office or the Office, as may be appropriate) not less than

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~~forty-eight~~five (~~48~~5) ~~hours~~days before the time appointed for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote ~~or, in the case of a poll taken subsequently to the date of a meeting or adjourned meeting, not less than twenty-four (24) hours before the time appointed for the taking of the poll and in default the instrument of proxy shall not be treated as valid~~.  No instrument appointing a proxy shall be valid after the expiration of twelve (12) months from the date named in it as the date of its execution, except at an adjourned meeting or on a poll demanded at a meeting or an adjourned meeting in cases where the meeting was originally held within twelve (12) months from such date.  ~~Delivery~~Where multiple instruments of proxy are received by the Company from the same Member, the first written duly executed and valid instrument of proxy received by the Company shall prevail, unless an explicit written statement revoking the previous instrument(s) appointing a proxy is made in the subsequent duly executed and valid instrument of proxy received by the Company. The Board of Directors shall have the final discretion to determine which instrument of proxy shall be accepted where there is any dispute. Unless otherwise provided in these Articles, delivery of an instrument appointing a proxy shall not preclude a Member from attending and voting in person at the meeting convened and in such event, the instrument appointing a proxy shall be deemed to be revoked.

~~81.                          Instruments~~92.                  Unless otherwise provided in these Articles, instruments of proxy shall be in any ~~common form or in such other~~ form as the Board may approve (provided that this shall not preclude the use of the two-way form) and the Board ~~may, if it thinks fit,~~shall send out either by post or electronic transmission on the same delivery day with the notice of any meeting forms of instrument of proxy for use at the meeting.  ~~The~~Such form shall specify therein the instruction of appointment, scope of authorisation, as well as the names of the appointor and the proxy.  Unless otherwise provided in these Articles, the instrument of proxy shall be deemed to confer authority to demand or join in demanding a poll and to vote on any amendment of a resolution put to the meeting for which it is given as the proxy thinks fit.  The instrument of proxy shall, unless the contrary is stated therein, be valid as well for any adjournment of the meeting as for the meeting to which it relates.

~~82.                          A~~93.                   Unless otherwise provided in these Articles, a vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal, or revocation of the instrument of proxy or of the authority under which it was executed, provided that no intimation in writing of such death, insanity or revocation shall have been received by the Company at the Office or the Registration Office (or such other place as may be specified for the delivery of instruments of proxy in the notice convening the meeting or other document sent therewith) two hours at least before the commencement of the meeting or adjourned meeting, or the taking of the poll, at which the instrument of proxy is used.

94.                          A Member who is deemed to have appointed the chairman of the meeting as proxy pursuant to Article 82 shall have the right to appoint another person as its proxy to attend the meeting, in which case the express appointment of another proxy shall deemed to have revoked the deemed appointment of the chairman as proxy under Article 82 and the Company shall only count the vote(s) casted by such expressly appointed proxy at the meeting.

95.                          Except for an ROC trust enterprise or stock agencies approved by the competent authority in the ROC, save with respect to the chairman being deemed appointed as proxy

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under Article 82, when a person acts as the proxy for two or more Members, the total number of voting shares that the proxy may vote shall not exceed three percent (3%) of the total number of voting shares of the Company; otherwise, such number of voting shares in excess of the aforesaid threshold shall not be counted towards the number of votes cast for or against the relevant resolution or the number of voting shares entitled to vote on such resolution but shall be included in the quorum. Upon such exclusion, the number of voting shares being excluded and attributed to each Member represented by the same proxy shall be determined on a pro-rata basis based on the total number of voting shares being excluded and the number of voting shares that such Members have appointed the proxy to vote for.   Where a resolution is to be voted by way of a show of hands but the Company has knowledge that a proxy may vote in contravention of this Article, the chairman of the general meeting shall demand a poll pursuant to Article 73.

96.                          To the extent permissible under Applicable Law and subject to compliance with these Articles (in particular, Articles 82, 94 and 95) , when a proxy is used by a Member in a general meeting,  the relevant provisions under the “ROC Regulations Governing the Use of Proxies for Attendance at Shareholder Meetings of Public Companies” shall also apply.

~~83.                          Anything which under these Articles a Member may do by proxy he may likewise do by his duly appointed attorney and the provisions of these Articles relating to proxies and instruments appointing proxies shall apply mutatis mutandis in relation to any such attorney and the instrument under which such attorney is appointed.~~

CORPORATIONS ACTING BY REPRESENTATIVES

~~84.~~97.      (1)           Any corporation which is a Member may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or at any meeting of any class of Members.  The person so authorised shall be entitled to exercise the same powers on behalf of such corporation as the corporation could exercise if it were an individual Member and such corporation shall for the purposes of these Articles be deemed to be present in person at any such meeting if a person so authorised is present thereat.

(2)           If a clearing house (or its nominee(s)), being a corporation, is a Member, it may authorise such persons as it thinks fit to act as its representatives at any meeting of the Company or at any meeting of any class of Members provided that the authorisation shall specify the number and class of shares in respect of which each such representative is so authorised.  Each person so authorised under the provisions of this Article shall be deemed to have been duly authorised without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the clearing house (or its nominee(s)) as if such person was the registered holder of the shares of the Company held by the clearing house (or its nominee(s)) including the right to vote individually on a show of hands.

(3)           Any reference in these Articles to a duly authorised representative of a Member being a corporation shall mean a representative authorised under the provisions of this Article.

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NO ACTION BY WRITTEN RESOLUTIONS OF MEMBERS

~~85.~~98.                     Any action required or permitted to be taken at any annual or extraordinary general meetings of the Company may be taken only upon the vote of the Members at an annual or extraordinary general meeting duly noticed and convened in accordance with these Articles and the Law and may not be taken by written resolution of Members without a meeting.

ANNULMENT OF RESOLUTIONS

99.                          To the extent possible and permitted by Applicable Law, where the procedures for convening a general meeting or the proceedings of the general meeting contravene any applicable laws, regulations, ordinance, Applicable Law or these Articles, any Member may submit a petition within thirty (30) days from the date of such general meeting to a competent court having proper jurisdiction, including, the ROC Taipei District Court, if applicable, for annulment of such resolution.

BOARD OF DIRECTORS

~~86.           (1)           Unless otherwise determined by the Company in general meeting, the~~100.(1)The number of Directors shall not be less than ~~two (2)~~  five (5).  The term of office for a Director shall not exceed three (3) years, and such three-year term restriction shall apply to any Director elected in the 2009 Annual General Meeting and in any general meeting thereafter.  There shall be no maximum number of Directors unless otherwise determined from time to time by the Members in general meeting.  The Directors shall be elected or appointed in ~~the first place by the subscribers to the Memorandum of Association or by a majority of them and thereafter in~~ accordance with this Article ~~87~~ and Article 101 shall hold office until their successors are elected or appointed.

(2)           A spousal relationship and/or a Family Relationship within the Second Degree of Kinship may not exist among more than half (1/2) of the members of the Board (the “Threshold”). Where the appointment of any person having a spousal relationship and/or a Family Relationship within the Second Degree of Kinship with any existing member of the Board or with any other person(s) also nominated for appointment as a director (the “Related Person”) is proposed at a general meeting, only the following persons may be appointed as a Director:

(i)	firstly, such person(s) approved by the Members by way of ordinary resolution under sub-paragraph (3) below and who is not a Related Person; and

(ii)
secondly, such number of Related Person(s) approved by the Members by way of ordinary resolution under sub-paragraph (3) below and who receive the highest number of votes from the Members for its appointment among all the Related Persons the appointment of whom would not result in a contravention of the Threshold.  If the existing composition of the Board fails to satisfy the

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Threshold, such Director in office being a Related Person shall immediately cease to be a Director of the Company.

(3)           Subject to the Articles and the Law, the Company may by ordinary resolution elect any person to be a Director either to fill a casual vacancy or as an addition to the existing Board.

~~(3)           The Directors shall have the power from time to time and at any time to appoint any person as a Director to fill a casual vacancy on the Board or as an addition to the existing Board.  Any Director so appointed by the Board shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election.~~

(4)           When the number of Directors falls below five (5) due to the dismissal of a Director or any Director ceases to be a Director of the Company for any reason, the Company shall hold an election to elect substitute director(s) at the next following general meeting. When the number of Directors falls short by one-third (1/3) of the minimum number prescribed by these Articles, an extraordinary general meeting shall be convened within sixty (60) days of the occurrence of that fact to hold a by-election of directors.

(5)           No Director shall be required to hold any shares of the Company by way of qualification and a Director who is not a Member shall be entitled to receive notice of and to attend and speak at any general meeting of the Company and of all classes of shares of the Company.

(~~5~~6)         Subject to any provision to the contrary in these Articles, a Director may be removed by way of an ordinary resolution of the Members at any time before the expiration of his period of office notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under any such agreement).

               (7)           The number of Independent Directors shall not be less than three (3), and at least one (1) of the Independent Directors shall domicile in the ROC. The Independent Directors shall possess the requisite expertise and shall remain independent when performing their duties.

 ~~(6)          A vacancy on the Board created by the removal of a Director under the provisions of subparagraph (5) above may be filled by the election or appointment by ordinary resolution of the Members at the meeting at which such Director is removed or by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting.~~
(8)           When the number of Independent Directors falls below two (2) due to the dismissal of an Independent Director or the Independent Director ceases to be a Director for any reason, the Company shall hold an election for director at the next following general meeting. When both of the Independent Directors have been dismissed or cease to be Directors, an extraordinary general meeting shall be convened within sixty (60) days of the occurrence of that fact to hold a by-election for independent directors.

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~~(7)           The Company may from time to time in general meeting by ordinary resolution increase or reduce the number of Directors but so that the number of Directors shall never be less than two (2).~~
(9)           The Independent Directors shall possess the requisite professional knowledge and shall maintain independence within the scope of their directorial duties.  The Independent Directors may not have any direct or indirect interest in the Company.  The professional qualification, restrictions on shareholdings and concurrent positions held, and assessment of independence shall be subject to the relevant rules of the ROC Securities and Exchange Act.

RETIREMENT OF DIRECTORS

~~87.           (1)           Notwithstanding any other provisions in the Articles, at~~101.(1)At each annual general meeting one-third of the Directors for the time being (or, if their number is not a multiple of three (3), the number nearest to but not greater than one-third) shall retire from office by rotation ~~provided that notwithstanding anything herein, the chairman of the Board and/or the managing director of the Company shall not, whilst holding such office,~~.  Every Director shall be subject to retirement ~~by rotation or be taken into account in determining the number of Directors to retire in each year.~~at an annual general meeting at least once every three years and in accordance with Article 100 (1), the term of office for any Director elected in the 2009 Annual General Meeting and in any general meeting thereafter shall not exceed three (3) years.

(2)           A retiring Director shall be eligible for re-election.  The Directors to retire by rotation shall include (so far as necessary to ascertain the number of directors to retire by rotation) any Director who wishes to retire and not to offer himself for re-election.  Any further Directors so to retire shall be those of the other Directors subject to retirement by rotation who have been longest in office since their last re-election or appointment and so that as between persons who became or were last re-elected Directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot.  ~~Any Director appointed pursuant to Article 86(2) or Article 86(3) shall not be taken into account in determining which particular Directors or the number of Directors who are to retire by rotation.~~

~~88.                          No~~102.                Subject to Article 103, no person other than a Director retiring at the meeting shall, unless recommended by the Directors for election, be eligible for election as a Director at any general meeting unless a Notice signed by a Member (other than the person to be proposed) duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election and also a Notice signed by the person to be proposed of his willingness to be elected shall have been lodged at the head office or at the Registration Office ~~provided that the minimum length of the period, during which such Notice(s) are given, shall be at least seven (7) days and that the period for lodgment of such Notice(s) shall commence no earlier than the day after the dispatch of the notice of the general meeting appointed for such election and end no later than seven (7)~~not less than 7 days prior to the date of such general meeting.

DISQUALIFICATION OF DIRECTORS

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103.                        Any  person who falls within any of the following categories shall not be appointed a Director of the Company by the Members.  If for any reason he became a Director, he shall cease to be a Director of the Company forthwith upon the Company having actual notice that a breach of this Article 103 has been made without any action required on the part of the Company:

(1)           any person having committed an offence as specified in the ROC statute of prevention of  organizational crimes and subsequently adjudicated guilty by a final judgment, and the time elapsed after he has served the full term of the sentence is less than five (5) years;

(2)           any person having committed an offence involving fraud, breach of trust or misappropriation and subsequently punished with imprisonment for a term of more than one year, and the time elapsed after he has served the full term of such sentence is less than two (2) years;

(3)           any person having been adjudicated guilty by a final judgment for misappropriating public funds during the time of his public service, and the time elapsed after he has served the full term of such sentence is less than two (2) years;

(4)           any person having been adjudicated bankrupt, and has not been reinstated to his rights and privileges;

(5)           any person having been dishonored for unlawful use of credit instruments, and the term of such sanction has not expired yet; or

(6)           any person having no or only limited capacity.

~~89.~~104.                    The office of a Director shall be vacated if the Director:

(1)           resigns his office by notice in writing delivered to the Company at the Office or tendered at a meeting of the Board;

(2)	becomes of unsound mind or dies;

(3)           without special leave of absence from the Board, is absent from meetings of the Board for six consecutive months and the Board resolves that his office be vacated; or

(4)           becomes bankrupt, or has a receiving order made against him or suspends payment or compounds with his creditors;

(5)	is prohibited by law from being a Director; ~~or~~

(6)           ceases to be a Director by virtue of any provision of the ~~Statutes~~Statute or is removed from office pursuant to these Articles;  or

                (7)           if the existing composition of the Board fails to satisfy the Threshold, such Director in office being a Related Person as referred to Article 100(2)(ii).

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EXECUTIVE DIRECTORS

~~90.~~105.                    The Board may from time to time appoint any one or more of its body to be a managing director, joint managing director or deputy managing director or to hold any other employment or executive office with the Company for such period (subject to their continuance as Directors) and upon such terms as the Board may determine and the Board may revoke or terminate any of such appointments.  Any such revocation or termination as aforesaid shall be without prejudice to any claim for damages that such Director may have against the Company or the Company may have against such Director.  A Director appointed to an office under this Article shall be subject to the same provisions as to removal as the other Directors of the Company, and he shall (subject to the provisions of any contract between him and the Company) ipso facto and immediately cease to hold such office if he shall cease to hold the office of Director for any cause.

~~91.~~106.                    Notwithstanding Articles ~~96, 97, 98 and 99,~~111 to 113, an executive director appointed to an office under Article ~~90~~105 hereof shall receive such remuneration (whether by way of salary, commission, participation in profits or otherwise or by all or any of those modes) and such other benefits (including pension and/or gratuity and/or other benefits on retirement) and allowances as the Board may from time to time determine, and either in addition to or in lieu of his remuneration as a Director.

ALTERNATE DIRECTORS

~~92.~~107.                    Any Director may at any time by Notice delivered to the Office or head office or at a meeting of the Directors appoint any person (including another Director) to be his alternate Director.  Any person so appointed shall have all the rights and powers of the Director or Directors for whom such person is appointed in the alternative provided that such person shall not be counted more than once in determining whether or not a quorum is present.  An alternate Director may be removed at any time by the body which appointed him and, subject thereto, the office of alternate Director shall continue until the happening of any event which, if we were a Director, would cause him to vacate such office or if his appointer ceases for any reason to be a Director. Any appointment or removal of an alternate Director shall be effected by Notice signed by the appointor and delivered to the Office or head office or tendered at a meeting of the Board.  An alternate Director may also be a Director in his own right and may act as alternate to more than one Director.  An alternate Director shall, if his appointor so requests, be entitled to receive notices of meetings of the Board or of committees of the Board to the same extent as, but in lieu of, the Director appointing him and shall be entitled to such extent to attend and vote as a Director at any such meeting at which the Director appointing him is not personally present and generally at such meeting to exercise and discharge all the functions, powers and duties of his appointor as a Director and for the purposes of the proceedings at such meeting the provisions of these Articles shall apply as if he were a Director save that as an alternate for more than one Director his voting rights shall be cumulative.

~~93.~~108.                    An alternate Director shall only be a Director for the purposes of the Law and shall only be subject to the provisions of the Law insofar as they relate to the duties and obligations of a Director when performing the functions of the Director for whom he is

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appointed in the alternative and shall alone be responsible to the Company for his acts and defaults and shall not be deemed to be the agent of or for the Director appointing him.  An alternate Director shall be entitled to contract and be interested in and benefit from contracts or arrangements or transactions and to be repaid expenses and to be indemnified by the Company to the same extent mutatis mutandis as if he were a Director but he shall not be entitled to receive from the Company any fee in his capacity as an alternate Director except only such part, if any, of the remuneration otherwise payable to his appointor as such appointor may by Notice to the Company from time to time direct.

~~94.~~109.                    Every person acting as an alternate Director shall have one vote for each Director for whom he acts as alternate (in addition to his own vote if he is also a Director).  If his appointor is for the time being absent from the ~~Republic of China~~ROC or otherwise not available or unable to act, the signature of an alternate Director to any resolution in writing of the Board or a committee of the Board of which his appointor is a member shall, unless the notice of his appointment provides to the contrary, be as effective as the signature of his appointor.

~~95.~~110.                    An alternate Director shall ipso facto cease to be an alternate Director if his appointor ceases for any reason to be a Director, however, such alternate Director or any other person may be re-appointed by the Directors to serve as an alternate Director PROVIDED always that, if at any meeting any Director retires but is re-elected at the same meeting, any appointment of such alternate Director pursuant to these Articles which was in force immediately before his retirement shall remain in force as though he had not retired.

DIRECTORS’ FEES AND EXPENSES

~~96.~~111.                    The ordinary remuneration of the Directors shall from time to time be determined by the Board~~.97.~~, taking into consideration of the market standards as well as the standards of other companies listed on the Designated Stock Exchange(s). Each Director shall be entitled to be repaid or prepaid all travelling, hotel and incidental expenses reasonably incurred or expected to be incurred by him in attending meetings of the Board or committees of the Board or general meetings or separate meetings of any class of shares or of debentures of the Company or otherwise in connection with the discharge of his duties as a Director.

~~98.~~112.                    Any Director who, by request, goes or resides abroad for any purpose of the Company or who performs services which in the opinion of the Board go beyond the ordinary duties of a Director may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Board, taking into consideration of the market standards as well as the standards of other companies listed on the Designated Stock Exchange(s), may determine and such extra remuneration shall be in addition to or in substitution for any ordinary remuneration provided for by or pursuant to any other Article.

~~99.~~113.                    The Board is authorized to make any payment to any Director or past Director of the Company by way of compensation for loss of office, or as consideration for or in connection with his retirement from office.

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DIRECTORS’ INTERESTS

~~100.~~114.                  A Director may:

(a)
hold any other office or place of profit with the Company (except that of ~~Auditor~~the Audit Committee, except in the case of an Independent Director) in conjunction with his office of Director for such period and upon such terms as the Board may determine.  Any remuneration (whether by way of salary, commission, participation in profits or otherwise) paid to any Director in respect of any such other office or place of profit shall be in addition to any remuneration provided for by or pursuant to any other Article;

(b)
act by himself or his firm in a professional capacity for the Company (otherwise than as ~~Auditor~~the Audit Committee, except in the case of an Independent Director) and he or his firm may be remunerated for professional services as if he were not a Director;

(c)
continue to be or become a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer or member of any other company promoted by the Company or in which the Company may be interested as a vendor, shareholder or otherwise and (unless otherwise agreed) no such Director shall be accountable for any remuneration, profits or other benefits received by him as a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer or member of or from his interests in any such other company.  Subject as otherwise provided by these Articles the Directors may exercise or cause to be exercised the voting powers conferred by the shares in any other company held or owned by the Company, or exercisable by them as Directors of such other company in such manner in all respects as they think fit (including the exercise thereof in favour of any resolution appointing themselves or any of them directors, managing directors, joint managing directors, deputy managing directors, executive directors, managers or other officers of such company) or voting or providing for the payment of remuneration to the director, managing director, joint managing director, deputy managing director, executive director, manager or other officers of such other company and any Director may vote in favour of the exercise of such voting rights in manner aforesaid notwithstanding that he may be, or about to be, appointed a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer of such a company, and that as such he is or may become interested in the exercise of such voting rights in manner aforesaid.

               Notwithstanding the foregoing, no “Independent Director” as defined in NASD Rules or in Rule 10A-3 under the Exchange Act or in the ROC Company Law, and with respect of whom the Board has determined constitutes an “Independent Director” for purposes of compliance with applicable law or the Company’s listing requirements, shall without the consent of the Audit Committee take any of the foregoing actions or any other action that

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would reasonably be likely to affect such Director’s status as an “Independent Director” of the Company.

~~101.~~115.                  Subject to the Law and to these Articles, no Director or proposed or intending Director shall be disqualified by his office from contracting with the Company, either with regard to his tenure of any office or place of profit or as vendor, purchaser or in any other manner whatever, nor shall any such contract or any other contract or arrangement in which any Director is in any way interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company or the Members for any remuneration, profit or other benefits realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relationship thereby established provided that such Director shall disclose the nature of his interest in any contract or arrangement in which he is interested in accordance with Article ~~102~~116 herein.  Any such transaction that would reasonably be likely to affect a Director’s status as an “Independent Director”, or that would constitute a “related party transaction” as defined by Item 7.N of Form 20F promulgated by the SEC, shall require the approval of the Audit Committee.

~~102.~~116.                  A Director who to his knowledge is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with the Company shall disclose his interest to the Audit Committee in accordance with Article 172(d) and declare the nature of his interest at the meeting of the Board at which the question of entering into the contract or arrangement is first considered, if he knows his interest then exists, or in any other case at the first meeting of the Board after he knows that he is or has become so interested.  For the purposes of this Article, a general Notice to the Board and the Audit Committee by a Director to the effect that:

(a)	he is a member or officer of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the Notice be made with that company or firm; or

(b)	he is to be regarded as interested in any contract or arrangement which may after the date of the Notice be made with a specified person who is connected with him;

shall be deemed to be a sufficient declaration of interest under this Article in relation to any such contract or arrangement, provided that no such Notice shall be effective unless either it is given at a meeting of the Board or the Director takes reasonable steps to secure that it is brought up and read at the next Board meeting after it is given.

~~103.~~117.                  ~~Following a declaration being made pursuant to the last preceding two Articles, subject to any separate requirement for Audit Committee approval under applicable law or the listing rules of the Company’s Designated Stock Exchange, and unless disqualified by the chairman of the relevant Board meeting,~~At a Board meeting or in connection with a written board resolution under Article 137, a Director may not vote in respect of any contract or proposed contract or arrangement in which such Director ~~is interested and may~~bears a personal interest which may conflict with and impair the interest of the Company but the Director shall be counted in the quorum ~~at such~~for convening the board meeting.

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GENERAL POWERS OF THE DIRECTORS

~~104.~~118.  (1)           The business of the Company shall be managed and conducted by the Board, which may pay all expenses incurred in forming and registering the Company and may exercise all powers of the Company (whether relating to the management of the business of the Company or otherwise) which are not by the Statutes or by these Articles required to be exercised by the Company in general meeting, subject nevertheless to the provisions of the Statutes and of these Articles and to such regulations being not inconsistent with such provisions, as may be prescribed by the Company in general meeting, but no regulations made by the Company in general meeting shall invalidate any prior act of the Board which would have been valid if such regulations had not been made.  The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Board by any other Article.

(2)           Any person contracting or dealing with the Company in the ordinary course of business shall be entitled to rely on any written or oral contract or agreement or deed, document or instrument entered into or executed as the case may be by any two of the Directors acting jointly on behalf of the Company and the same shall be deemed to be validly entered into or executed by the Company as the case may be and shall, subject to any rule of law, be binding on the Company.

(3)           Without prejudice to the general powers conferred by these Articles it is hereby expressly declared that the Board shall have the following powers:

(a)	To give to any person the right or option of requiring at a future date that an allotment shall be made to him of any share at par or at such premium as may be agreed.

(b)
To give to any Directors, officers or employees of the Company an interest in any particular business or transaction or participation in the profits thereof or in the general profits of the Company either in addition to or in substitution for a salary or other remuneration.

(c)	To resolve that the Company be deregistered in the Cayman Islands and continued in a named jurisdiction outside the Cayman Islands subject to the provisions of the Law.

~~105.~~119.                  The Board may establish any regional or local boards or agencies for managing any of the affairs of the Company in any place, and may appoint any persons to be members of such local boards, or any managers or agents, and may fix their remuneration (either by way of salary or by commission or by conferring the right to participation in the profits of the Company or by a combination of two or more of these modes) and pay the working expenses of any staff employed by them upon the business of the Company.  The Board may delegate to any regional or local board, manager or agent any of the powers, authorities and discretions vested in or exercisable by the Board (other than its powers to make calls and forfeit shares), with power to sub-delegate, and may authorise the members of any of them to fill any vacancies therein and to act notwithstanding vacancies.  Any such appointment

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or delegation may be made upon such terms and subject to such conditions as the Board may think fit, and the Board may remove any person appointed as aforesaid, and may revoke or vary such delegation, but no person dealing in good faith and without notice of any such revocation or variation shall be affected thereby.

~~106.~~120.                  The Board may by power of attorney appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Board, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Board under these Articles) and for such period and subject to such conditions as it may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him. Such attorney or attorneys may, if so authorised under the Seal of the Company, execute any deed or instrument under their personal seal with the same effect as the affixation of the Company’s Seal.

~~107.~~121.                  The Board may entrust to and confer upon a managing director, joint managing director, deputy managing director, an executive director or any Director any of the powers exercisable by it upon such terms and conditions and with such restrictions as it thinks fit, and either collaterally with, or to the exclusion of, its own powers, and may from time to time revoke or vary all or any of such powers but no person dealing in good faith and without notice of such revocation or variation shall be affected thereby.

~~108.~~122.                  All cheques, promissory notes, drafts, bills of exchange and other instruments, whether negotiable or transferable or not, and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as the Board shall from time to time by resolution determine.  The Company’s banking accounts shall be kept with such banker or bankers as the Board shall from time to time determine.

~~109.~~123.  (1)           The Board may establish or concur or join with other companies (being subsidiary companies of the Company or companies with which it is associated in business) in establishing and making contributions out of the Company’s moneys to any schemes or funds for providing pensions, sickness or compassionate allowances, life assurance or other benefits for employees (which expression as used in this and the following paragraph shall include any Director or ex-Director who may hold or have held any executive office or any office of profit under the Company or any of its subsidiary companies) and ex-employees of the Company and their dependants or any class or classes of such person.

(2)           The Board may pay, enter into agreements to pay or make grants of revocable or irrevocable pensions or other benefits to employees and ex-employees and their dependants, or to any of such persons, including pensions or benefits additional to those, if any, to which such employees or ex-employees or their dependants are or may become entitled under any such scheme or fund as mentioned in the last preceding paragraph.  Any such pension or benefit may, as the Board considers desirable, be granted to an employee either before and in anticipation of or upon or at any time after his actual retirement, and may be subject or not subject to any terms or conditions as the Board may determine.

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124.                        At the close of each fiscal year, the Board shall prepare the business report, financial statements and the surplus earning distribution or loss offsetting proposals for adoption by the general meeting, and upon adoption by the general meeting, distribute to each Member copies of adopted financial statements and the resolutions on the surplus earning distribution and/or loss offsetting in accordance with these Articles and Applicable Law.

BORROWING POWERS

~~110.~~125.                  The Board may exercise all the powers of the Company to raise or borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company and, subject to the Law, to issue debentures, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

~~111.~~126.                  Debentures, bonds and other securities may be made assignable free from any equities between the Company and the person to whom the same may be issued.

~~112.~~127.                  Any debentures, bonds or other securities may be issued at a discount (other than shares), premium or otherwise and with any special privileges as to redemption, surrender, drawings, allotment of shares, attending and voting at general meetings of the Company, appointment of Directors and otherwise.

~~113.~~128.  (1)           Where any uncalled capital of the Company is charged, all persons taking any subsequent charge thereon shall take the same subject to such prior charge, and shall not be entitled, by notice to the Members or otherwise, to obtain priority over such prior charge.

(2)           The Board shall cause a proper register to be kept, in accordance with the provisions of the Law, of all charges specifically affecting the property of the Company and of any series of debentures issued by the Company and shall duly comply with the requirements of the Law in regard to the registration of charges and debentures therein specified and otherwise.

PROCEEDINGS OF THE DIRECTORS

~~114.~~129.                  The Board may meet for the despatch of business, adjourn and otherwise regulate its meetings as it considers appropriate.  Questions arising at any meeting shall be determined by a majority of votes.  In the case of any equality of votes the chairman of the meeting shall have an additional or casting vote.

~~115.~~130.                  A meeting of the Board may be convened by the Secretary on request of a Director or by any Director.  The Secretary shall convene a meeting of the Board of which notice may be given in writing or by telephone or in such other manner as the Board may from time to time determine whenever he shall be required so to do by the president or chairman, as the case may be, or any Director.

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~~116.~~131.  (1)           The quorum necessary for the transaction of the business of the Board may be fixed by the Board and, unless so fixed at any other number, shall be a majority of the Board.  An alternate Director shall be counted in a quorum in the case of the absence of a Director for whom he is the alternate provided that he shall not be counted more than once for the purpose of determining whether or not a quorum is present.

(2)           Directors may participate in any meeting of the Board by means of a conference telephone or other communications equipment through which all persons participating in the meeting can communicate with each other simultaneously and instantaneously and, for the purpose of counting a quorum, such participation shall constitute presence at a meeting as if those participating were present in person.

(3)           Any Director who ceases to be a Director at a Board meeting may continue to be present and to act as a Director and be counted in the quorum until the termination of such Board meeting if no other Director objects and if otherwise a quorum of Directors would not be present.

~~117.                        The~~132.                      Subject to Article 100(4), the continuing Directors or a sole continuing Director may act notwithstanding any vacancy in the Board ~~but, if and so long as~~or the number of Directors is ~~reduced~~ below the minimum number fixed by or in accordance with these Articles~~, the continuing Directors or Director, notwithstanding that the number of Directors is below the number fixed by or in accordance with these Articles as the quorum or that there is only one continuing Director, may act for the purpose of filling vacancies in the Board or of summoning general meetings of the Company but not for any other purpose~~.

~~118.~~133.                  The Chairman of the Board shall be the chairman of all meetings of the Board.  If the Chairman of the Board is not present at any meeting within five (5) minutes after the time appointed for holding the same, the Directors present may choose one of their number to be chairman of the meeting.

~~119.~~134.                  A meeting of the Board at which a quorum is present shall be competent to exercise all the powers, authorities and discretions for the time being vested in or exercisable by the Board.

~~120.~~135.  (1)           The Board may delegate any of its powers, authorities and discretions to committees (including, without limitation, an audit committee), consisting of such Director or Directors and other persons as it thinks fit, and they may, from time to time, revoke such delegation or revoke the appointment of and discharge any such committees either wholly or in part, and either as to persons or purposes.  Any committee so formed shall, in the exercise of the powers, authorities and discretions so delegated, conform to any regulations which may be imposed on it by the Board.

(2)           All acts done by any such committee in conformity with such regulations, and in fulfilment of the purposes for which it was appointed, but not otherwise, shall have like force and effect as if done by the Board, and the Board (or if the Board delegates such power, the committee) shall have power to remunerate the members of any such committee, and charge such remuneration to the current expenses of the Company.

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~~121.~~136.                 The meetings and proceedings of any committee consisting of two or more members shall be governed by the provisions contained in these Articles for regulating the meetings and proceedings of the Board so far as the same are applicable and are not superseded by any regulations imposed by the Board under the last preceding Article, indicating, without limitation, any committee charter adopted by the Board for purposes or in respect of any such committee.

~~122.~~137.                 A resolution in writing signed by all the Directors except those Director(s) prohibited from voting under Article 117 and such as are temporarily unable to act through ill-health or disability shall (provided that such number is sufficient to constitute a quorum for a Board meeting and further provided that a copy of such resolution has been given or the contents thereof communicated to all the Directors for the time being entitled to receive notices of Board meetings in the same manner as notices of meetings are required to be given by these Articles) be as valid and effectual as if a resolution had been passed at a meeting of the Board duly convened and held.  Such resolution may be contained in one document or in several documents in like form each signed by one or more of the Directors and for this purpose a facsimile signature of a Director shall be treated as valid.

~~123.~~138.                 All acts bona fide done by the Board or by any committee or by any person acting  as a Director or members of a committee, shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any member of the Board or such committee or person acting as aforesaid or that they or any of them were disqualified or had vacated office, be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director or member of such committee.

MANAGERS

~~124.~~ 139.                The Board may from time to time appoint a general manager, a manager or managers of the Company and may fix his or their remuneration either by way of salary or commission or by conferring the right to participation in the profits of the Company or by a combination of two or more of these modes and pay the working expenses of any of the staff of the general manager, manager or managers who may be employed by him or them upon the business of the Company.

~~125.~~ 140.                The appointment of such general manager, manager or managers may be for such period as the Board may decide, and the Board may confer upon him or them all or any of the powers of the Board as they may think fit.

~~126.~~ 141.                The Board may enter into such agreement or agreements with any such general manager, manager or managers upon such terms and conditions in all respects as the Board may in their absolute discretion think fit, including a power for such general manager, manager or managers to appoint an assistant manager or managers or other employees whatsoever under them for the purpose of carrying on the business of the Company.

OFFICERS

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~~127.~~142.  (1)           The officers of the Company shall consist of the Chairman of the Board, the Directors and Secretary and such additional officers (who may or may not be Directors) as the Board may from time to time determine, all of whom shall be deemed to be officers for the purposes of the Law and these Articles.

(2)           The Directors shall, as soon as may be after each appointment or election of Directors, elect amongst the Directors a chairman and if more than one Director is proposed for this office, the election to such office shall take place in such manner as the Directors may determine.

(3)           The officers shall receive such remuneration as the Directors may from time to time determine.

~~128.~~143.  (1)           The Secretary and additional officers, if any, shall be appointed by the Board and shall hold office on such terms and for such period as the Board may determine.  If thought fit, two or more persons may be appointed as joint Secretaries.  The Board may also appoint from time to time on such terms as it thinks fit one or more assistant or deputy Secretaries.

(2)           The Secretary shall attend all meetings of the Members and shall keep correct minutes of such meetings and enter the same in the proper books provided for the purpose.  He shall perform such other duties as are prescribed by the Law or these Articles or as may be prescribed by the Board.

~~129.~~144.                  The officers of the Company shall have such powers and perform such duties in the management, business and affairs of the Company as may be delegated to them by the Directors from time to time.

~~130.~~145.                  A provision of the Law or of these Articles requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as or in place of the Secretary.

REGISTER OF DIRECTORS AND OFFICERS

~~131.~~146.                  The Company shall cause to be kept in one or more books at its Office a Register of Directors and Officers in which there shall be entered the full names and addresses of the Directors and Officers and such other particulars as required by the Law or as the Directors may determine. The Company shall send to the Registrar of Companies in the Cayman Islands a copy of such register, and shall from time to time notify to the said Registrar of any change that takes place in relation to such Directors and Officers as required by the Law.

MINUTES

~~132.~~147.  (1)           The Board shall cause minutes to be duly entered in books provided for the purpose:

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(a)	of all elections and appointments of officers;

(b)	of the names of the Directors present at each meeting of the Directors and of any committee of the Directors;

(c)
of all resolutions and proceedings of each general meeting of the Members, meetings of the Board and meetings of committees of the Board and where there are managers, of all proceedings of meetings of the managers.

(2)	Minutes shall be kept by the Secretary at the Office.

148.                        The Board shall keep copies of the Memorandum and these Articles, the minutes referred to in Article 147 above, the financial statements, the register of members of the Company and the register of bonds issued by the Company (if any) at the Company’s agent for stock affairs located within the ROC. Subject to Article 48 and such other reasonable charges as may be determined by the Board, any Member may request at any time, by submitting evidentiary document(s) showing his interest involved and indicating the scope of interested matters, gains access to inspect and make copies of the above documents.

SEAL

~~133.~~149.  (1)           The Company shall have one or more Seals, as the Board may determine.  For the purpose of sealing documents creating or evidencing securities issued by the Company, the Company may have a securities seal which is a facsimile of the Seal of the Company with the addition of the word “Securities” on its face or in such other form as the Board may approve.  The Board shall provide for the custody of each Seal and no Seal shall be used without the authority of the Board or of a committee of the Board authorised by the Board in that behalf.  Subject as otherwise provided in these Articles, any instrument to which a Seal is affixed shall be signed autographically by one Director and the Secretary or by two Directors or by such other person (including a Director) or persons as the Board may appoint, either generally or in any particular case, save that as regards any certificates for shares or debentures or other securities of the Company the Board may by resolution determine that such signatures or either of them shall be dispensed with or affixed by some method or system of mechanical signature.  Every instrument executed in manner provided by this Article shall be deemed to be sealed and executed with the authority of the Board previously given.

(2)           Where the Company has a Seal for use abroad, the Board may by writing under the Seal appoint any agent or committee abroad to be the duly authorised agent of the Company for the purpose of affixing and using such Seal and the Board may impose restrictions on the use thereof as may be thought fit.  Wherever in these Articles  reference is made to the Seal, the reference shall, when and so far as may be applicable, be deemed to include any such other Seal as aforesaid.

AUTHENTICATION OF DOCUMENTS

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~~134.~~150.                  Any Director or the Secretary or any person appointed by the Board for the purpose may authenticate any documents affecting the constitution of the Company and any resolution passed by the Company or the Board or any committee, and any books, records, documents and accounts relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts, and if any books, records, documents or accounts are elsewhere than at the Office or the head office the local manager or other officer of the Company having the custody thereof shall be deemed to be a person so appointed by the Board.  A document purporting to be a copy of a resolution, or an extract from the minutes of a meeting, of the Company or of the Board or any committee which is so certified shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed or, as the case may be, that such minutes or extract is a true and accurate record of proceedings at a duly constituted meeting.

                              DESTRUCTION OF DOCUMENTS

~~135.~~151.  (1)           The Company shall be entitled to destroy the following documents at the following times:

(a)	any share certificate which has been cancelled at any time after the expiry of one (1) year from the date of such cancellation;

(b)
any dividend mandate or any variation or cancellation thereof or any notification of change of name or address at any time after the expiry of two  (2) years from the date such mandate variation cancellation or notification was recorded by the Company;

(c)	any instrument of transfer of shares which has been registered at any time after the expiry of seven (7) years from the date of registration;

(d)	any allotment letters after the expiry of seven (7) years from the date of issue thereof; and

(e)
copies of powers of attorney, grants of probate and letters of administration at any time after the expiry of seven (7) years after the account to which the relevant power of attorney, grant of probate or letters of administration related has been closed;

and it shall conclusively be presumed in favour of the Company that every entry in the Register purporting to be made on the basis of any such documents so destroyed was duly and properly made and every share certificate so destroyed was a valid certificate duly and properly cancelled and that every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered and that every other document destroyed hereunder was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company.  Provided always that: (1) the foregoing provisions of this Article shall apply only to the destruction of a document in good faith and without express notice to the Company that the preservation of such document was relevant to a claim; (2) nothing contained in this Article shall be construed as imposing upon the Company any

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liability in respect of the destruction of any such document earlier than as aforesaid or in any case where the conditions of proviso (1) above are not fulfilled; and (3) references in this Article to the destruction of any document include references to its disposal in any manner.

(2)           Notwithstanding any provision contained in these Articles, the Directors may, if permitted by applicable law, authorise the destruction of documents set out in sub-paragraphs (a) to (e) of paragraph (1) of this Article and any other documents in relation to share registration which have been microfilmed or electronically stored by the Company or by the share registrar on its behalf provided always that this Article shall apply only to the destruction of a document in good faith and without express notice to the Company and its share registrar that the preservation of such document was relevant to a claim.

DIVIDENDS AND OTHER PAYMENTS

~~136.~~152.                  Subject to the Law, the ~~Board~~Company in general meeting may ~~from time to time~~ declare dividends in any currency to be paid to the Members but no dividend shall be declared in excess of the amount recommended by the Board.

~~137.~~153.                  Dividends may be declared and paid out of the profits of the Company, realised or unrealised, or from any reserve set aside from profits which the Directors determine is no longer needed.  ~~The Board may also declare and pay dividends~~Subject to compliance with these Articles (in particular, Article 81), with the sanction of an ordinary resolution dividends may also be declared and paid out of share premium account or any other fund or account which can be authorised for this purpose in accordance with the Law.

~~138.~~154.                  Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provide:

(a)
all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for the purposes of this Article as paid up on the share; and

(b)	all dividends shall be apportioned and paid pro rata according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid.

~~139.                        The Board may from time to time~~155.                 The Company may in general meeting declare and pay to the Members ~~such~~ interim dividends as recommended by and appear to the Board to be justified by the profits of the Company and in particular (but without prejudice to the generality of the foregoing) if at any time the share capital of the Company is divided into different classes, upon recommendation by the Board, the Company may in general meeting pay such interim dividends in respect of those shares in the capital of the Company which confer on the holders thereof deferred or non-preferential rights as well as in respect of those shares which confer on the holders thereof preferential rights with regard to dividend and provided that the Board acts bona fide the Board shall not incur any responsibility to the holders of shares conferring any preference for any damage that they may suffer by

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reason of the payment of an interim dividend on any shares having deferred or non-preferential rights and may also pay any fixed dividend which is payable on any shares of the Company half-yearly or on any other dates, whenever such profits, in the opinion of the Board and subject to approval by the Members in general meeting, justifies such payment.

~~140.~~156.                  The Board may deduct from any dividend or other moneys payable to a Member by the Company on or in respect of any shares all sums of money (if any) presently payable by him to the Company on account of calls or otherwise.

~~141.~~157.                  No dividend or other moneys payable by the Company on or in respect of any share shall bear interest against the Company.

~~142.~~158.                  Any dividend, interest or other sum payable in cash to the holder of shares may be paid by cheque or warrant sent through the post addressed to the holder at his registered address or, in the case of joint holders, addressed to the holder whose name stands first in the Register in respect of the shares at his address as appearing in the Register or addressed to such person and at such address as the holder or joint holders may in writing direct.  Every such cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the Register in respect of such shares, and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the Company notwithstanding that it may subsequently appear that the same has been stolen or that any endorsement thereon has been forged.  Any one of two or more joint holders may give effectual receipts for any dividends or other moneys payable or property distributable in respect of the shares held by such joint holders.

~~143.~~159.                  All dividends or bonuses unclaimed for one (1) year after having been declared may be invested or otherwise made use of by the Board for the benefit of the Company until claimed.  Any dividend or bonuses unclaimed after a period of six (6) years from the date of declaration shall be forfeited and shall revert to the Company.  The payment by the Board of any unclaimed dividend or other sums payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect thereof.

~~144.~~160.                  Whenever ~~the Board or~~  the Company in general meeting has resolved that a dividend be paid or declared, subject to Article 81, the Board may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind and in particular of paid up shares, debentures or warrants to subscribe securities of the Company or any other company, or in any one or more of such ways, and where any difficulty arises in regard to the distribution the Board may settle the same as it thinks expedient, and in particular may issue certificates in respect of fractions of shares, disregard fractional entitlements or round the same up or down, and may fix the value for distribution of such specific assets, or any part thereof, and may determine that cash payments shall be made to any Members upon the footing of the value so fixed in order to adjust the rights of all parties, and may vest any such specific assets in trustees as may seem expedient to the Board and may appoint any person to sign any requisite instruments of transfer and other documents on behalf of the persons entitled to the dividend, and such appointment shall be effective and binding on the Members.  The Board may resolve that no such assets shall be made available to Members with registered addresses in any particular territory or territories where, in the absence of a registration

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statement or other special formalities, such distribution of assets would or might, in the opinion of the Board, be unlawful or impracticable and in such event the only entitlement of the Members aforesaid shall be to receive cash payments as aforesaid.  Members affected as a result of the foregoing sentence shall not be or be deemed to be a separate class of Members for any purpose whatsoever.

~~145.~~161.  (1)           Whenever the ~~Board or the~~ Company in general meeting has resolved that a dividend be paid or declared on any class of the share capital of the Company, subject to Article 81, the Board may further resolve either:

(a)
that such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up, provided that the Members entitled thereto will be entitled to elect to receive such dividend (or part thereof if the Board so determines) in cash in lieu of such allotment.  In such case, the following provisions shall apply:

(i)	the basis of any such allotment shall be determined by the Board;

(ii)
the Board, after determining the basis of allotment, shall give not less than ten (10) days’ Notice to the holders of the relevant shares of the right of election accorded to them and shall send with such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective;

(iii)	the right of election may be exercised in respect of the whole or part of that portion of the dividend in respect of which the right of election has been accorded; and

(iv)
the dividend (or that part of the dividend to be satisfied by the allotment of shares as aforesaid) shall not be payable in cash on shares in respect whereof the cash election has not been duly exercised (“the non-elected shares”) and in satisfaction thereof shares of the relevant class shall be allotted credited as fully paid up to the holders of the non-elected shares on the basis of allotment determined as aforesaid and for such purpose the Board shall capitalise and apply out of any part of the undivided profits of the Company (including profits carried and standing to the credit of any reserves or other special account, share premium account, capital redemption reserve other than the Subscription Rights Reserve) as the Board may determine, such sum as may be required to pay up in full the appropriate number of shares of the relevant class for allotment and distribution to and amongst the holders of the non-elected shares on such basis; or

(b)
that the Members entitled to such dividend shall be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as the Board may think fit.  In such case, the following provisions shall apply:

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(i)	the basis of any such allotment shall be determined by the Board;

(ii)
the Board, after determining the basis of allotment, shall give not less than ten (10) days’ Notice to the holders of the relevant shares of the right of election accorded to them and shall send with such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective;

(iii)	the right of election may be exercised in respect of the whole or part of that portion of the dividend in respect of which the right of election has been accorded; and

(iv)
the dividend (or that part of the dividend in respect of which a right of election has been accorded) shall not be payable in cash on shares in respect whereof the share election has been duly exercised (“the elected shares”) and in lieu thereof shares of the relevant class shall be allotted credited as fully paid up to the holders of the elected shares on the basis of allotment determined as aforesaid and for such purpose the Board shall capitalise and apply out of any part of the undivided profits of the Company (including profits carried and standing to the credit of any reserves or other special account, share premium account, capital redemption reserve other than the Subscription Rights Reserve) as the Board may determine, such sum as may be required to pay up in full the appropriate number of shares of the relevant class for allotment and distribution to and amongst the holders of the elected shares on such basis.

(2)	(a)
The shares allotted pursuant to the provisions of paragraph (1) of this Article shall rank pari passu in all respects with shares of the same class (if any) then in issue save only as regards participation in the relevant dividend or in any other distributions, bonuses or rights paid, made, declared or announced prior to or contemporaneously with the payment or declaration of the relevant dividend unless, contemporaneously with the announcement by the Board of their proposal to apply the provisions of sub-paragraph (a) or (b) of paragraph (2) of this Article in relation to the relevant dividend or contemporaneously with their announcement of the distribution, bonus or rights in question, the Board shall specify that the shares to be allotted pursuant to the provisions of paragraph (1) of this Article shall rank for participation in such distribution, bonus or rights.

(b)
The Board may do all acts  and things considered necessary or expedient to give effect to any capitalisation pursuant to the provisions of paragraph (1) of this Article, with full power to the Board to make such provisions as it thinks fit in the case of shares becoming distributable in fractions (including provisions whereby, in whole or in part, fractional

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entitlements are aggregated and sold and the net proceeds distributed to those entitled, or are disregarded or rounded up or down or whereby the benefit of fractional entitlements accrues to the Company rather than to the Members concerned).  The Board may authorise any person to enter into on behalf of all Members interested, an agreement with the Company providing for such capitalisation and matters incidental thereto and any agreement made pursuant to such authority shall be effective and binding on all concerned.

(3)           The Company may upon the recommendation of the Board by ~~ordinary~~special resolution resolve in respect of any one particular dividend of the Company that notwithstanding the provisions of paragraph (1) of this Article a dividend may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right to shareholders to elect to receive such dividend in cash in lieu of such allotment.

(4)           The Board may on any occasion determine that rights of election and the allotment of shares under paragraph (1) of this Article shall not be made available or made to any shareholders with registered addresses in any territory where, in the absence of a registration statement or other special formalities, the circulation of an offer of such rights of election or the allotment of shares would or might, in the opinion of the Board, be unlawful or impracticable, and in such event the provisions aforesaid shall be read and construed subject to such determination.  Members affected as a result of the foregoing sentence shall not be or be deemed to be a separate class of Members for any purpose whatsoever.

(5)           Any resolution declaring a dividend on shares of any class, ~~whether a resolution of the Company in general meeting or a resolution of the Board,~~ may specify that the same shall be payable or distributable to the persons registered as the holders of such shares at the close of business on a particular date, notwithstanding that it may be a date prior to that on which the resolution is passed, and thereupon the dividend shall be payable or distributable to them in accordance with their respective holdings so registered, but without prejudice to the rights inter se in respect of such dividend of transferors and transferees of any such shares.  The provisions of this Article shall mutatis mutandis apply to bonuses, capitalisation issues, distributions of realised capital profits or offers or grants made by the Company to the Members.

RESERVES

~~146.~~162.  (1)           The Board shall establish an account to be called the share premium account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any share in the Company.  Unless otherwise provided by the provisions of these Articles, the Board may apply the share premium account in any manner permitted by the Law.  The Company shall at all times comply with the provisions of the Law in relation to the share premium account.

(2)           Before recommending any dividend, the Board may set aside out of the profits of the Company such sums as it determines as reserves which shall, at the discretion of the Board, be applicable for any purpose to which the profits of the Company may be properly applied and pending such application may, also at such discretion, either be employed in the

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business of the Company or be invested in such investments as the Board may from time to time think fit and so that it shall not be necessary to keep any investments constituting the reserve or reserves separate or distinct from any other investments of the Company.  The Board may also without placing the same to reserve carry forward any profits which it may think prudent not to distribute.

CAPITALISATION

~~147.~~163. (1)           The Company may, upon the recommendation of the Board, at any time and from time to time pass an ordinary resolution to the effect that it is desirable to capitalise all or any part of any amount for the time being standing to the credit of any reserve or fund (including a share premium account and capital redemption reserve and the profit and loss account) whether or not the same is available for distribution and accordingly that such amount be set free for distribution among the Members or any class of Members who would be entitled thereto if it were distributed by way of dividend and in the same proportions, on the footing that the same is not paid in cash but is applied either in or towards paying up the amounts for the time being unpaid on any shares in the Company held by such Members respectively or in paying up in full unissued shares, debentures or other obligations of the Company, to be allotted and distributed credited as fully paid up among such Members, or partly in one way and partly in the other, and the Board shall give effect to such resolution provided that, for the purposes of this Article, a share premium account and any capital redemption reserve or fund representing unrealised profits, may be applied only in paying up in full unissued shares of the Company to be allotted to such Members credited as fully paid.

               (2)           Notwithstanding any provisions in these Articles, the Board may resolve to capitalise any sum for the time being standing to the credit of any of the reserve accounts or to the credit of the retained earnings or profit and loss account or funds legally available by applying such sum in paying up unissued shares to be allotted to service providers and employees (including directors) of the Company or its affiliate (meaning any individual, corporation, partnership, association, joint-stock company, trust, unincorporated association or other entity (other than the Company) that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, the Company) upon exercise of any options or awards granted under any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Members at a general meeting.

~~148.~~164.                 The Board may settle, as it considers appropriate, any difficulty arising in regard to any distribution under the last preceding Article and in particular may issue certificates in respect of fractions of shares or authorise any person to sell and transfer any fractions or may resolve that the distribution should be as nearly as may be practicable in the correct proportion but not exactly so or may ignore fractions altogether, and may determine that cash payments shall be made to any Members in order to adjust the rights of all parties, as may seem expedient to the Board.  The Board may appoint any person to sign on behalf of the persons entitled to participate in the distribution any contract necessary or desirable for giving effect thereto and such appointment shall be effective and binding upon the Members.

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                            SUBSCRIPTION RIGHTS RESERVE

~~149.~~165.                  The following provisions shall have effect to the extent that they are not prohibited by and are in compliance with the Law:

(1)
If, so long as any of the rights attached to any warrants issued by the Company to subscribe for shares of the Company shall remain exercisable, the Company does any act or engages in any transaction which, as a result of any adjustments to the subscription price in accordance with the provisions of the conditions of the warrants, would reduce the subscription price to below the par value of a share, then the following provisions shall apply:

(a)
as from the date of such act or transaction the Company shall establish and thereafter (subject as provided in this Article) maintain in accordance with the provisions of this Article a reserve (the “Subscription Rights Reserve”) the amount of which shall at no time be less than the sum which for the time being would be required to be capitalised and applied in paying up in full the nominal amount of the additional shares required to be issued and allotted credited as fully paid pursuant to sub-paragraph (c) below on the exercise in full of all the subscription rights outstanding and shall apply the Subscription Rights Reserve in paying up such additional shares in full as and when the same are allotted;

(b)
the Subscription Rights Reserve shall not be used for any purpose other than that specified above unless all other reserves of the Company (other than share premium account) have been extinguished and will then only be used to make good losses of the Company if and so far as is required by law;

(c)
upon the exercise of all or any of the subscription rights represented by any warrant, the relevant subscription rights shall be exercisable in respect of a nominal amount of shares equal to the amount in cash which the holder of such warrant is required to pay on exercise of the subscription rights represented thereby (or, as the case may be the relevant portion thereof in the event of a partial exercise of the subscription rights) and, in addition, there shall be allotted in respect of such subscription rights to the exercising warrantholder, credited as fully paid, such additional nominal amount of shares as is equal to the difference between:

(i)
the said amount in cash which the holder of such warrant is required to pay on exercise of the subscription rights represented thereby (or, as the case may be, the relevant portion thereof in the event of a partial exercise of the subscription rights); and

(ii)
the nominal amount of shares in respect of which such subscription rights would have been exercisable having regard to the provisions of the conditions of the warrants, had it been possible for such subscription rights to represent the right to subscribe for shares at less than par and immediately upon such exercise so much of the sum standing to the credit of the Subscription Rights Reserve as is required to pay up in full such additional nominal amount of shares shall be capitalised and applied in paying up in full

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such additional nominal amount of shares which shall forthwith be allotted credited as fully paid to the exercising warrantholders; and

(d)
if, upon the exercise of the subscription rights represented by any warrant, the amount standing to the credit of the Subscription Rights Reserve is not sufficient to pay up in full such additional nominal amount of shares equal to such difference as aforesaid to which the exercising warrantholder is entitled, the Board shall apply any profits or reserves then or thereafter becoming available (including, to the extent permitted by law, share premium account) for such purpose until such additional nominal amount of shares is paid up and allotted as aforesaid and until then no dividend or other distribution shall be paid or made on the fully paid shares of the Company then in issue.  Pending such payment and allotment, the exercising warrantholder shall be issued by the Company with a certificate evidencing his right to the allotment of such additional nominal amount of shares.  The rights represented by any such certificate shall be in registered form and shall be transferable in whole or in part in units of one share in the like manner as the shares for the time being are transferable, and the Company shall make such arrangements in relation to the maintenance of a register therefor and other matters in relation thereto as the Board may think fit and adequate particulars thereof shall be made known to each relevant exercising warrantholder upon the issue of such certificate.

(2)           Shares allotted pursuant to the provisions of this Article shall rank pari passu in all respects with the other shares allotted on the relevant exercise of the subscription rights represented by the warrant concerned.  Notwithstanding anything contained in paragraph (1) of this Article, no fraction of any share shall be allotted on exercise of the subscription rights.

(3)           The provision of this Article as to the establishment and maintenance of the Subscription Rights Reserve shall not be altered or added to in any way which would vary or abrogate, or which would have the effect of varying or abrogating the provisions for the benefit of any warrantholder or class of warrantholders under this Article without the sanction of a special resolution of such warrantholders or class of warrantholders.

(4)           A certificate or report by the ~~auditors~~Audit Committee for the time being of the Company as to whether or not the Subscription Rights Reserve is required to be established and maintained and if so the amount thereof so required to be established and maintained, as to the purposes for which the Subscription Rights Reserve has been used, as to the extent to which it has been used to make good losses of the Company, as to the additional nominal amount of shares required to be allotted to exercising warrantholders credited as fully paid, and as to any other matter concerning the Subscription Rights Reserve shall (in the absence of manifest error) be conclusive and binding upon the Company and all warrantholders and shareholders.

ACCOUNTING RECORDS

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~~150.~~166.                  The Board shall cause true accounts to be kept of the sums of money received and expended by the Company, and the matters in respect of which such receipt and expenditure take place, and of the property, assets, credits and liabilities of the Company and of all other matters required by the Law or necessary to give a true and fair view of the Company’s affairs and to explain its transactions.

~~151.~~167.                  The accounting records shall be kept at the Office or, at such other place or places as the Board decides and shall always be open to inspection by the Directors.  No Member (other than a Director) shall have any right of inspecting any accounting record or book or document of the Company except as conferred by law or authorised by the Board or the Company in general meeting or these Articles.

~~152.~~168.                  Subject to ~~Article 153,~~Articles 169 and 170, a printed copy of the Directors’ report, accompanied by the balance sheet and profit and loss account, including every document required by law to be annexed thereto, made up to the end of the applicable financial year and containing a summary of the assets and liabilities of the Company under convenient heads and a statement of income and expenditure, together with a copy of the ~~Auditors’~~Audit Committee’s report, shall be sent to each person entitled thereto and be kept at the Company’s agent for stock affairs located within the ROC for inspection by the Members from time to time at least ten (10) days before the date of the general meeting, and laid before the Company at the annual general meeting held in accordance with Article ~~56~~60 provided that this Article shall not require a copy of those documents to be sent to any person whose address the Company is not aware or to more than one of the joint holders of any shares or debentures.

~~153.~~169.                  Subject to due compliance with all ~~applicable Statutes, rules and regulations, including, without limitation, the rules of the Designated Stock Exchange~~Applicable Law, and to obtaining all necessary consents, if any, required thereunder, the requirements of Article ~~152~~168 shall be deemed satisfied in relation to any person by sending to the person in any manner not prohibited by the Statutes, a summary financial statement derived from the Company’s annual accounts and the directors’ report which shall be in the form and containing the information required by applicable laws and regulations, provided that any person who is otherwise entitled to the annual financial statements of the Company and the directors’ report thereon may, if he so requires by notice in writing served on the Company, demand that the Company sends to him, in addition to a summary financial statement, a complete printed copy of the Company’s annual financial statement and the directors’ report thereon.

~~154.~~170.                  The requirement to send to a person referred to in Article ~~152~~168 the documents referred to in that article or a summary financial report in accordance with Article ~~153~~169 shall be deemed satisfied where, in accordance with all applicable Statutes, rules and regulations, including, without limitation, the rules of the Designated Stock Exchange, the Company publishes copies of the documents referred to in Article ~~152~~168 and, if applicable, a summary financial report complying with Article ~~153,~~169, on the Company’s computer network or in any other permitted manner (including by sending any form of electronic communication)~~, and that person has agreed or is deemed to have agreed to treat the publication or receipt of such documents in such manner as discharging the Company’s obligation to send to him a copy of such documents~~.

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AUDIT COMMITTEE

171.                         The Company shall set up an Audit Committee.  The Audit Committee shall comprise solely of Independent Directors and the number of committee members shall not be less than three (3).  One of the Audit Committee members shall be appointed as the convener to convene meetings of the Audit Committee from time to time and at least one of the Audit Committee members shall have accounting or financial expertise.  A valid resolution of the Audit Committee requires approval of one-half or more of all its members.

172.                         Notwithstanding anything provided to the contrary contained herein, the following matters require approval of the Audit Committee and final approval of the Board:

(a)	adoption of or amendment to an internal control system;

(b)	assessment of the effectiveness of the internal control system;

(c)
adoption of or amendment to the handling procedures for financial or operational actions of material significance, such as acquisition or disposal of assets, derivatives trading, extension of monetary loans to others, or endorsements or guarantees for others;

(d)	any matter relating to the personal interest of the Directors;

(e)
the entering into of a transaction that has material effect on the assets of the Company or a material derivatives transaction that is subject to compliance with the “Procedures Governing the Acquisition and Disposal of Assets” adopted by the Board on July 25, 2007;

(f)
a material monetary loan, endorsement, or provision of guarantee that is subject to compliance with the Company’s “Procedures Governing Loaning of Funds” and the Company’s “Procedures Governing Making of Endorsements/ Guarantees” adopted by the Board on April 27, 2004;

(g)	the offering, issuance, or private placement of any equity-linked securities;

(h)	the hiring or dismissal of an attesting certified public accountant as the auditor of the Company, or the compensation given thereto;

(i)	the appointment or discharge of a financial, accounting, or internal auditing officer;

~~155.                         Subject to applicable law and rules of the Designated Stock Exchange:~~
(j)            approval of annual and semi-annual financial reports; and

               ~~(1)           The Board, on the advice of the Audit Committee, shall appoint an auditor to audit the accounts of the Company and such auditor shall hold office until the Audit Committee appoints another auditor.  No Director or officer or employee of the Company shall, during his continuance in office, be eligible to act as an auditor of the Company.~~

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(k)	any other material matter so required by Applicable Law or the competent authority.

~~(2)           The Board, on the advice of the Audit Committee, may remove the Auditor at any time before the expiration of his term of office and appoint another Auditor in his stead for the remainder of his term.~~
                With the exception of item (j), any other matter that has not been approved with the consent of one-half or more of all Audit Committee members may be undertaken upon the consent of two-thirds or more of the members of the Board , and the resolution of the Audit Committee shall be recorded in the minutes of the Directors meeting.

~~156.~~173.                  Subject to the Law the accounts of the Company shall be audited at least once in every year.

~~157.                         The remuneration of the Auditor shall be fixed by the Board, on the advice of the Audit Committee.~~

~~158.                         If the office of auditor becomes vacant by the resignation or death of the Auditor, or by his becoming incapable of acting by reason of illness or other disability at a time when his services are required, the Board, on the advice of the Audit Committee, shall fill the vacancy and determine the remuneration of such Auditor.~~

~~159.~~174.                  The ~~Auditor~~Audit Committee shall at all reasonable times have access to all books kept by the Company and to all accounts and vouchers relating thereto; and he may call on the Directors or officers of the Company for any information in their possession relating to the books or affairs of the Company.

~~160.~~175.                  The statement of income and expenditure and the balance sheet provided for by these Articles shall be examined by the ~~Auditor~~Audit Committee and compared ~~by him~~ with the books, accounts and vouchers relating thereto; and ~~he~~the Audit Committee shall make a written report thereon stating whether such statement and balance sheet are drawn up so as to present fairly the financial position of the Company and the results of its operations for the period under review and, in case information shall have been called for from Directors or officers of the Company, whether the same has been furnished and has been satisfactory.  The Audit Committee may appoint, on behalf of the Company, a practicing lawyer and a certified public accountant to conduct the examination. The financial statements of the Company shall be audited by an auditor appointed by the ~~Auditor~~Board in accordance with generally accepted auditing standards.  The ~~Auditor~~auditor shall make a written report thereon in accordance with generally accepted auditing standards and the report of the ~~Auditor~~auditor shall be submitted to the Members in general meeting.  The generally accepted auditing standards referred to herein may be those of a country or jurisdiction other than the Cayman Islands.  If so, the financial statements and the report of the ~~Auditor~~auditor should disclose this fact and name such country or jurisdiction.

NOTICES

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~~161.~~176.                  Any Notice or document, whether or not, to be given or issued under these Articles from the Company to a Member shall be in writing or by cable, telex or facsimile transmission message or other form of electronic transmission or communication and any such Notice and document may be served or delivered by the Company on or to any Member either personally or by sending it through the post in a prepaid envelope addressed to such Member at his registered address as appearing in the Register or at any other address supplied by him to the Company for the purpose or, as the case may be, by transmitting it to any such address or transmitting it to any telex or facsimile transmission number or electronic number or address or website supplied by him to the Company for the giving of Notice to him or which the person transmitting the notice reasonably and bona fide believes at the relevant time will result in the Notice being duly received by the Member or may also be served by advertisement in appropriate newspapers in accordance with the requirements of the Designated Stock Exchange (if any) or, to the extent permitted by the applicable laws, by placing it on the Company’s website and giving to the member a notice stating that the notice or other document is available there (a “notice of availability”).  The notice of availability may be given to the Member by any of the means set out above.  In the case of joint holders of a share all notices shall be given to that one of the joint holders whose name stands first in the Register and notice so given shall be deemed a sufficient service on or delivery to all the joint holders.

~~162.~~177.                  Any Notice or other document:

(a)
if served or delivered by post, shall where appropriate be sent by airmail and shall be deemed to have been served or delivered on the day following that on which the envelope containing the same, properly prepaid and addressed, is put into the post; in proving such service or delivery it shall be sufficient to prove that the envelope or wrapper containing the notice or document was properly addressed and put into the post and a certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board that the envelope or wrapper containing the notice or other document was so addressed and put into the post shall be conclusive evidence thereof;

(b)
if sent by electronic communication, shall be deemed to be given on the day on which it is transmitted from the server of the Company or its agent.  A notice placed on the Company’s website is deemed given by the Company to a Member on the day following that on which a notice of availability is deemed served on the Member;

(c)
if served or delivered in any other manner contemplated by these Articles, shall be deemed to have been served or delivered at the time of personal service or delivery or, as the case may be, at the time of the relevant despatch or transmission; and in proving such service or delivery a certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board as to the act and time of such service, delivery, despatch or transmission shall be conclusive evidence thereof; and

(d)	may be given to a Member either in the English language or the Chinese language, subject to due compliance with all applicable Statutes, rules and regulations.

B
 This Article 177 shall apply mutatis mutandis to the service of any document by a Member on the Company under these Articles.

~~163.~~178.  (1)           Any Notice or other document delivered or sent by post to or left at the registered address of any Member in pursuance of these Articles shall, notwithstanding that such Member is then dead or bankrupt or that any other event has occurred, and whether or not the Company has notice of the death or bankruptcy or other event, be deemed to have been duly served or delivered in respect of any share registered in the name of such Member as sole or joint holder unless his name shall, at the time of the service or delivery of the notice or document, have been removed from the Register as the holder of the share, and such service or delivery shall for all purposes be deemed a sufficient service or delivery of such Notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share.

(2)           A notice may be given by the Company to the person entitled to a share in consequence of the death, mental disorder or bankruptcy of a Member by sending it through the post in a prepaid letter, envelope or wrapper addressed to him by name, or by the title of representative of the deceased, or trustee of the bankrupt, or by any like description, at the address, if any, supplied for the purpose by the person claiming to be so entitled, or (until such an address has been so supplied) by giving the notice in any manner in which the same might have been given if the death, mental disorder or bankruptcy had not occurred.

(3)           Any person who by operation of law, transfer or other means whatsoever shall become entitled to any share shall be bound by every notice in respect of such share which prior to his name and address being entered on the Register shall have been duly given to the person from whom he derives his title to such share.

SIGNATURES

~~164.~~179.                  For the purposes of these Articles, a cable or telex or facsimile or electronic transmission message purporting to come from a holder of shares or, as the case may be, a Director, or, in the case of a corporation which is a holder of shares from a director or the secretary thereof or a duly appointed attorney or duly authorised representative thereof for it and on its behalf, shall in the absence of express evidence to the contrary available to the person relying thereon at the relevant time be deemed to be a document or instrument in writing signed by such holder or Director in the terms in which it is received.

WINDING UP

~~165.~~180.  (1)           ~~The~~Subject to Article 81, the Board shall have power in the name and on behalf of the Company to present a petition to the court for the Company to be wound up.

(2)           A resolution that the Company or its business be wound up by the court or be wound up voluntarily shall be a special resolution.

B
~~166.~~181.  (1)           Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares (i) if the Company shall be wound up and the assets available for distribution amongst the Members of the Company shall be more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu amongst such members in proportion to the amount paid up on the shares held by them respectively and (ii) if the Company shall be wound up and the assets available for distribution amongst the Members as such shall be insufficient to repay the whole of the paid-up capital such assets shall be distributed so that, a nearly as may be, the losses shall be borne by the Members in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up on the shares held by them respectively.

(2)           If the Company shall be wound up (whether the liquidation is voluntary or by the court) the liquidator may, with the authority of a special resolution and any other sanction required by the Law, divide among the Members in specie or kind the whole or any part of the assets of the Company and whether or not the assets shall consist of properties of one kind or shall consist of properties to be divided as aforesaid of different kinds, and may for such purpose set such value as he deems fair upon any one or more class or classes of property and may determine how such division shall be carried out as between the Members or different classes of Members.  The liquidator may, with the like authority, vest any part of the assets in trustees upon such trusts for the benefit of the Members as the liquidator with the like authority shall think fit, and the liquidation of the Company may be closed and the Company dissolved, but so that no contributory shall be compelled to accept any shares or other property in respect of which there is a liability.

(3)           In the event of winding-up of the business of the Company in the People’s Republic of China, every Member of the Company who is not for the time being in the People’s Republic of China shall be bound, within 14 days after the passing of ~~an effective~~a  special resolution to wind up the business of the Company voluntarily, or the making of an order for the winding-up of the Company or its business, to serve notice in writing on the Company appointing some person resident in the People’s Republic of China and stating that person’s full name, address and occupation upon whom all summonses, notices, process, orders and judgements in relation to or under the winding-up of the Company or its business may be served, and in default of such nomination the liquidator of the Company shall be at liberty on behalf of such Member to appoint some such person, and service upon any such appointee, whether appointed by the Member or the liquidator, shall be deemed to be good personal service on such Member for all purposes, and, where the liquidator makes any such appointment, he shall with all convenient speed give notice thereof to such Member by advertisement as he shall deem appropriate or by a registered letter sent through the post and addressed to such Member at his address as appearing in the register, and such notice shall be deemed to be service on the day following that on which the advertisement first appears or the letter is posted.

INDEMNITY

~~167.~~182.  (1)           The Directors, Secretary and other officers for the time being of the Company and the liquidator or trustees (if any) for the time being acting in relation to any of the

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affairs of the Company and everyone of them, and everyone of their heirs, executors and administrators, shall be indemnified and secured harmless out of the assets and profits of the Company from and against all actions, costs, charges, losses, damages and expenses which they or any of them, their or any of their heirs, executors or administrators, shall or may incur or sustain by or by reason of any act done, concurred in or omitted in or about the execution of their duty, or supposed duty, in their respective offices or trusts; and none of them shall be answerable for the acts, receipts, neglects or defaults of the other or others of them or for joining in any receipts for the sake of conformity, or for any bankers or other persons with whom any moneys or effects belonging to the Company shall or may be lodged or deposited for safe custody, or for insufficiency or deficiency of any security upon which any moneys of or belonging to the Company shall be placed out on or invested, or for any other loss, misfortune or damage which may happen in the execution of their respective offices or trusts, or in relation thereto; PROVIDED THAT this indemnity shall not extend to any matter in respect of any fraud or dishonesty which may attach to any of said persons.

(2)           Each Member agrees to waive any claim or right of action he might have, whether individually or by or in the right of the Company, against any Director on account of any action taken by such Director, or the failure of such Director to take any action in the performance of his duties with or for the Company; PROVIDED THAT such waiver shall not extend to any matter in respect of any fraud or dishonesty which may attach to such Director.

AMENDMENT TO MEMORANDUM AND ARTICLES OF ASSOCIATION
AND NAME OF COMPANY

~~168.~~183.                  No Article shall be rescinded, altered or amended and no new Article shall be made until the same has been approved by a special resolution of the Members.  A special resolution shall be required to alter the provisions of the Memorandum of Association or to change the name of the Company.

INFORMATION

~~169.~~184.                  No Member shall be entitled to require discovery of or any information respecting any detail of the Company’s trading or any matter which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Directors it will be inexpedient in the interests of the members of the Company to communicate to the public.